UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-38769

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cigna 401(k) Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Cigna Group
900 Cottage Grove Road
Bloomfield, Connecticut 06002

CIGNA 401(k) PLAN

Financial Statements and

Supplemental Schedule

December 31, 2022 and 2021

CIGNA 401(k) PLAN TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	4
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	7
Notes to the Financial Statements	8

Supplemental Schedule*
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022	18
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

3

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Cigna 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Cigna 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

4

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 29, 2023

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

5

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2022	2021
	(In thousands)
Assets

Investments, at fair value (See Note 4)	$7,818,137	$8,883,913

Investments, at contract value (See Note 5)	3,685,084	3,697,864

Notes receivable	146,070	141,821

Employer contributions receivable	18,680	19,792

Net assets available for benefits	$11,667,971	$12,743,390

The accompanying Notes to the Financial Statements are an integral part of these statements.

6

CIGNA 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2022
(In thousands)

Investment Income (loss)

Net depreciation in fair value of investments	$(1,160,079)

Other investment income	124

Interest	97,607

Dividends	16,400

Net investment loss	(1,045,948)

Interest income on notes receivable from participants	7,647

Contributions

Employee contributions	491,590

Employer contributions	269,752

Rollover contributions	51,774

Total contributions	813,116

Deductions

Benefits paid to participants	(847,535)

Plan expenses	(2,699)

Total deductions	(850,234)

Net decrease	(1,075,419)

Net assets available for benefits
Beginning of year	12,743,390

End of year	$11,667,971

The accompanying Notes to the Financial Statements are an integral part of these statements.

7

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of the Plan

The following description of the Cigna 401(k) Plan (the “Plan”) provides general information only. A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the Plan’s Summary Plan Description and Prospectus. The Plan Sponsor’s name was changed from Cigna Corporation to The Cigna Group on February 13, 2023. Generally, all U.S.-based employees of participating subsidiaries and affiliates of The Cigna Group (“Cigna” or “Plan Sponsor”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). As of December 31, 2022 and 2021 and for the year ended December 31, 2022, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Plan Administration

The Cigna Retirement Plan Committee, which is comprised of three members of Cigna's management, is the primary Plan fiduciary. This committee delegates responsibility for administration of the Plan to the Plan Administrator, a Cigna employee, and responsibility for the Plan’s financial management to Cigna's Chief Financial Officer ("CFO"). The Plan Administrator and CFO have arranged with Empower Annuity Insurance Company ("EAIC") to perform the primary administrative, recordkeeping and asset management functions on behalf of the Plan. The Plan’s previous administrative services provider and record keeper, Prudential Retirement Insurance and Annuity Company, was acquired by Empower on April 1, 2022 and renamed EAIC. The Retirement Plan Committee is responsible for, among other things, selecting and monitoring the Plan’s investments.

Investments

The Plan’s investment options include a fixed income fund, which is supported by both traditional and synthetic fully benefit-responsive investment contracts (see Note 5); Cigna common stock; and pooled separate accounts that invest in equities, bonds, derivatives or funds. Participants may transfer assets among the investment options, subject to certain restrictions. For example, transfers involving assets invested in Cigna common stock may be subject to restrictions imposed under Cigna’s Policy on Securities Transactions and Insider Trading. See Notes 4 and 5 for additional information regarding the Plan’s investment options.

The Plan uses an age-appropriate Moderate target portfolio under Empower Retirement’s GoalMaker® asset allocation program ("GoalMaker") as its default investment option. GoalMaker meets the requirements to be a Qualified Default Investment Alternative ("QDIA") under federal law. Participants are invested in the QDIA if they have not made their own investment allocation election or may be invested due to a plan merger if they do not elect how their old plan account should be invested after the plan merger occurs.

Employee Contributions

The Plan permits employees to make pre-tax and Roth contributions (regular and catch-up). A Roth 401(k) is an employer-sponsored investment savings account that is funded with after-tax contributions up to the Plan's limit and future withdrawals are tax-free. In addition to pre-tax and Roth 401(k) contributions, effective January 1, 2022, the Plan also permits after-tax contributions up to a maximum of $10,000 per year. The contribution rate maximum is 80% of a participant’s eligible pay. This is a total limit that applies to all employee contributions.

8

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

The Plan uses an automatic contribution rate increase program called Contribution Accelerator. If an eligible participant’s pre-tax contribution rate is at least 1% but less than 9%, the contribution rate is automatically increased by 1% at the beginning of each year until it reaches 10%. Eligible participants can opt out of Contribution Accelerator or change the date when the increase would go into effect each year. Effective January 1, 2022, the maximum automatic contribution rate under the Contribution Accelerator program was increased from 10% to 11%.

All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service ("IRS"). Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code ("IRC") limitations and any restrictions imposed under Cigna’s Policy on Securities Transactions and Insider Trading.

Employer Contributions

All employees are eligible for employer-matching contributions as soon as they join the Plan. The maximum effective regular matching contribution is 5% of a participant's first 6% of eligible pay. The match formula is equal to 100% on the first 4% of eligible pay contributed (a 4% of pay match) plus 50% on the next 2% of pay contributed (a 1% pay match). The company match rate applies to pre-tax, Roth contributions, after-tax contributions and catch-up contributions – to the extent those contributions are part of an employee’s first 6% of pay contributed. New employees are automatically enrolled in the Plan after 30 days from date of hire and are eligible to receive the maximum regular matching contribution. These new employees can opt out of auto enrollment as well as the Contribution Accelerator. Regular matching contributions are made at the same time employee contributions are made, typically bi-weekly, but no less frequently than monthly.

The Plan also provides a “true-up” matching contribution after the close of each Plan year. The true-up match is an added employer contribution, if necessary to make the year’s total matching contributions equal to what they would have been on a “look-back” if all employee match eligible contributions were made as of the end of the year and matching contributions were based on the participant’s total annual eligible earnings as of the end of the year. The true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee’s contribution rates during the year.

All types of matching contributions (regular and true-up) are collectively referred to as "employer contributions."

In addition to providing regular matching contributions and true-up contributions, the Plan also provides for discretionary matching contributions. The Plan Sponsor did not make a discretionary matching contribution to the Plan for 2022 and 2021.

Service Contract Act Contributions

Certain former participants of the Express Scripts, Inc. 401(k) Plan are eligible for additional contributions (“SCA Contributions”) to comply with the Service Contract Act (“SCA”) of 1965. SCA Contributions are determined by multiplying the contractually required hourly rate by the hours worked by such participant during the period from which such contribution is made (but not in excess of the hours required by the SCA to be credited for such purposes). This amount is then reduced by the cost of fringe benefits otherwise credited to such participant outside of the Plan for such period. For the 2022 plan year, the total SCA contributions were $2.9 million. This amount is included in the employer contributions receivable as of December 31, 2022.

9

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

Rollover Contributions

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E). Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer contribution and investment earnings, net of expenses. A participant is entitled to their vested account balance.

Vesting

Employee and non-elective SCA employer contributions and related investment earnings are always fully vested.

Employer contributions and related investment earnings become fully vested upon completion of two years of service. Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating Cigna company that is sold and does not maintain a successor plan. Early vesting also would occur if Cigna discontinues matching contributions or terminates the Plan.

Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year.

Forfeitures

During the year ended December 31, 2022, employer contributions were reduced by approximately $3.8 million. No forfeiture amounts were used to offset Plan expenses.

Notes Receivable

The notes receivable amount represents the unpaid principal balance on unpaid loans. The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, including restriction of post-2009 Cigna employer contributions, at an annual rate of interest with a specified repayment period. The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence. The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities. The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant’s vested account balance. EAIC charges the participant a $50 fee to process Plan loans and a $20 annual loan maintenance fee for new loans. At December 31, 2022, loan interest rates ranged from 2.36 % to 9.75 % and as of December 31, 2021, loan interest rates ranged from 2.36% to 10.50%.

10

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan. Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment. If the participant’s vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to an Individual Retirement Account or Individual Retirement Annuity ("IRA") sponsored by an Empower Retirement affiliate. The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. If a Plan participant with a balance greater than $5,000 terminates and does not withdraw funds, the account becomes inactive. Inactive Plan participants can request withdrawals at any time. The required minimum distribution age is age 72 and as a result, terminated participants must begin taking minimum distributions in April of the year following the year they turn age 72. To the extent a participant’s account is invested in Cigna common stock, the participant may elect to receive such amounts in shares.

Additionally, the Plan allows participants to take Qualified Birth Adoption Distributions (QBADs) from the Plan. The amount of the QBAD may not exceed a participant’s vested account balance or, if less, $5,000 minus the amount of any other QBAD taken by the participant.

Plan Expenses

Administrative expenses and certain investment management fees are reported separately, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee regardless of their investment options. Effective January 1, 2022, the annual administrative fee was 0.0130% of the participant’s account up to a maximum of $90.

Brokers’ commissions resulting from buying or selling Cigna common stock are paid from the participants’ account balances and are reflected as a reduction of investment income in these financial statements. Fees related to pooled separate accounts and underlying fund investments are netted against investment returns of each pooled separate account. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by Cigna.

Plan Termination

Cigna intends to continue the Plan indefinitely but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time prior to that. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner Cigna elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

11

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Amounts recorded in the financial statements reflect management’s estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Except for the fully benefit-responsive benefit investment contracts, which are valued at contract value, plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of Cigna common stock is based upon its quoted market price. Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized when earned. Dividends are recognized on the ex-dividend date. Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year they are withheld.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Note 3 – Plan Amendments

The Plan was amended on April 21, 2022 to convert the Cigna common stock fund under the Plan from a “stock bonus plan” within the meaning of IRC section 401(a) to an "employee stock ownership plan" for purposes of IRC section 4975(e)(7) effective May 23, 2022. As a result of the change, beginning with dividends awarded in 2Q 2022, Plan participants can elect to receive their dividends from the Cigna Stock Fund in cash. The Plan default will continue to be to have dividends reinvested in Plan participant accounts unless they elect the cash option.

12

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

Note 4 - Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2022 and 2021 about the Plan’s financial assets carried at fair value on a recurring basis.

2022	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$1,188,490	$—	$1,188,490
Pooled separate accounts:
Fixed maturities		217,027	217,027
Equity securities		6,412,620	6,412,620
Total assets at fair value	$1,188,490	$6,629,647	$7,818,137

2021	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$860,658	$—	$860,658
Pooled separate accounts:
Fixed maturities		266,548	266,548
Equity securities		7,756,707	7,756,707
Total assets at fair value	$860,658	$8,023,255	$8,883,913

13

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

Note 5 – Financial Assets Carried at Contract Value

The Plan’s Fixed Income Fund is supported by four separate fully benefit-responsive investment contracts, including a traditional investment contract and three synthetic investment contracts. The Fixed Income Fund functions as a “fund of funds”, and blends the crediting rates of the individual investment contracts to create a single melded crediting rate for the Fixed Income Fund. The melded rate approximates the rates of the supporting investment contracts and is utilized for Plan accounting purposes only. While EAIC does not guarantee, support or otherwise back the melded book value, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at their melded book value.

The Plan transacts with each of the four separate contract issuers at contract value. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at their contract value in the statements of net assets available for benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the Plan if participants were to initiate permitted transactions. Contract value represents contributions made under each contract, plus earnings, less withdrawals, and administrative expenses.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

	As of December 31,
(In thousands)	2022	2021
Financial assets at contract value:
Traditional investment contract	$679,254	$683,109
Synthetic investment contracts	3,005,830	3,014,755
Total assets at contract value	$3,685,084	$3,697,864

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer insurance company to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself and there are no reserves against contract value for the credit risk of the contract issuer.

Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Plan include three wrapper contracts with the Prudential Insurance Company of America ("PICA"), Voya Retirement Insurance and Annuity Company ("VRIAC"), and Massachusetts Mutual Life Insurance Company ("MassMutual"), each of which provide a guarantee that their crediting rate will not fall below 0 percent. Assets supporting these contracts are comprised of diversified fixed income securities. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are reviewed not less than annually for resetting, and any adjustments can then be passed through to participants, which would generally be performed through updating of the crediting rate for the Fixed Income Fund in order to bring the melded book value of the participants in line with the Plan’s cumulative contract value on the four underlying fully benefit-responsive investment contracts.

14

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

The traditional investment contract held by the Plan is a guaranteed investment contract with EAIC. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0 percent and is reviewed not less than annually for resetting.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

  The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
  Premature termination of the contracts;
  Plan termination or merger;
  Changes to the Plan’s prohibition on competing investment options;
  Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations;
  Bankruptcy of EAIC, the contract issuer to the traditional investment contract.

Note that if these certain events were to occur, the Plan may not be able to transact at contract value with the contract issuers and may elect to reflect any difference between market value and contract value by adjusting participants’ melded book value in the Fixed Income Fund. It is possible that under such events participants’ melded book value may decrease, however, the Plan Sponsor does not believe it is probable that such events will occur.

Note 6 - Tax Status

The Plan's design and current operations are consistent with all IRS requirements for tax exemption. This was confirmed by the IRS through the issuance to Cigna of a favorable determination letter dated August 24, 2021. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past. However, the federal tax years that remain open and subject to an audit based on IRS general procedures are 2017 to 2021. Tax years 2017 and 2018 are under examination.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2022 and 2021, there were no uncertain positions taken that had an effect on the Plan financial statements or that required disclosure.

15

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

Note 7 - Related Party Transactions and Party in Interest Transactions

The Plan invests in Cigna common stock. During the year ended December 31, 2022, the Plan purchased shares of Cigna common stock for $55,730,375 (207,900 shares) and sold shares of Cigna common stock for $100,289,696 (369,019 shares). The Cigna Stock Fund experienced net appreciation of $372,391,514 for the year ended December 31, 2022.

The Plan also invests in pooled separate accounts and fully benefit-responsive investment contracts, which are administered by EAIC, the Plan’s third party administrator and record-keeper. Activity reported by EAIC for these investments qualify as party in interest transactions. Fees incurred by the Plan for administrative services are included in Plan expenses and totaled $2.7 million in 2022. These have been paid directly to EAIC.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, including credit risk on fully benefit-responsive investment contracts. Credit risk exists for these contracts because there are no reserves by the insurance company against the contract value disclosed, other than the underlying assets of the synthetic investment contracts, which the Plan owns. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2022 and 2021.

	As of December 31,
(In thousands)	2022	2021
Net Assets available for benefits per the Statements of Net Assets Available for Benefits	$11,667,971	$12,743,390

Difference between contract value and fair value on fully benefit-responsive contracts (a)	(301,259)	100,501
Net Assets available for benefits per the Form 5500	$11,366,712	$12,843,891

(a)	Fully benefit-responsive contracts are required to be carried at contract value in the Statements of Net Assets Available for Benefits.

16

CIGNA 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS

Note 10 – Subsequent Events

Effective January 1, 2023, a Roth in-plan conversion feature that allows participants to convert after-tax contributions to Roth 401(k) contributions was added, and the after-tax contribution limit increased from $10,000 to $20,000.

Effective January 1, 2023, the maximum automatic contribution rate under the Contribution Accelerator program was increased from 11% to 12% and it will increase by an additional 1% annually thereafter until the maximum automatic deferral rate reaches 15%.

The Plan Sponsor’s name was changed from Cigna Corporation to The Cigna Group on February 13, 2023.

Under the SECURE 2.0 Act of 2022, the required minimum distribution age was further increased to age 73 and, as a result, terminated participants must begin taking minimum distributions in April of the year following the year they turn age 73. The SECURE 2.0 provision applies to participants who reach age 72 after December 31, 2022.

17

SUPPLEMENTAL SCHEDULE

18

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2022
(In thousands)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*Cigna	CIGNA COMMON STOCK	Common Stock	$1,188,490

*PRIAC	DRYDEN S&P 500 INDEX	Pooled Separate Account	$2,329,833

*PRIAC	LARGE CAP BLEND FUND	Pooled Separate Account	$564,376

*PRIAC	MID CAP BLEND FUND	Pooled Separate Account	$390,404

*PRIAC	SMALL CAP BLEND FUND	Pooled Separate Account	$355,419

*PRIAC	INTERNATIONAL STOCK FUND	Pooled Separate Account	$153,902

*PRIAC	BLACKROCK EQUITY MARKET INDEX FUND	Separate Account	$1,082,889

*PRIAC	ALL WORLD EX-US STOCK INDEX FUND	Separate Account	$1,333,613

*PRIAC	US TOTAL STOCK MARKET INDEX FUND	Separate Account	$202,184

*PRIAC	PRUDENTIAL INVESTMENT MANAGEMENT, INC. HIGH YIELD BOND FUND	Pooled Separate Account	$217,027
	INVESTMENTS, AT FAIR VALUE		$7,818,137

*PRIAC	GUARANTEED LONG TERM FUND (CONTRACT INTEREST RATE: 3.20%)	General Account Contract	$679,253

VRIAC	CIGNA STABLE VALUE FUND (CONTRACT INTEREST RATE: 1/1-6/30 2.97%, 7/1-12/31 2.49%)	Synthetic Contract	$1,402,088

*PICA	PRUDENTIAL STABLE VALUE FUND (CONTRACT INTEREST RATE: 2.91%):	Synthetic Contract
	COMMERCIAL MORTGAGE SEPARATE ACCOUNT	Separate Account	$136,719
	PRIVEST SEPARATE ACCOUNT	Separate Account	$92,032

19

CIGNA 401(k) PLAN

AVIS BUDGET RENTAL CAR FDG	Asset Backed	3.70%	DUE	09/20/2024	$495
AVIS BUDGET RENTAL CAR FDG	Asset Backed	3.35%	DUE	09/22/2025	$773
AVIS BUDGET RENTAL CAR FDG	Asset Backed	2.33%	DUE	08/20/2026	$648
AVIS BUDGET RENTAL CAR FDG	Asset Backed	1.66%	DUE	02/20/2028	$1,386
COMMONBOND STUDENT LOAN T	Asset Backed	3.21%	DUE	02/25/2044	$98
FORD CREDIT AUTO OWNER TRUST	Asset Backed	0.83%	DUE	08/15/2028	$1,632
HERTZ VEHICLE FINANCING LLC	Asset Backed	1.21%	DUE	12/26/2025	$1,202
HERTZ VEHICLE FINANCING LLC	Asset Backed	2.33%	DUE	06/26/2028	$1,931
DRB PRIME STUDENT LOAN TRUST	Asset Backed	2.81%	DUE	11/25/2042	$17
LAUREL ROAD PRIME STUDENT LOA	Asset Backed	3.54%	DUE	05/26/2043	$43
NAVIENT STUDENT LOAN TRUST	Asset Backed	3.19%	DUE	02/18/2042	$48
NAVIENT STUDENT LOAN TRUST	Asset Backed	3.13%	DUE	02/15/2068	$227
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	3.63%	DUE	09/14/2027	$1,440
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	3.63%	DUE	09/14/2027	$2,881
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	1.75%	DUE	09/14/2035	$262
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	4.57%	DUE	06/16/2036	$96
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	4.57%	DUE	06/16/2036	$1,147
ONEMAIN FINANCIAL ISSUANCE TRU	Asset Backed	4.57%	DUE	06/16/2036	$96
SOCIAL PROFESSIONAL LOAN PROG	Asset Backed	3.60%	DUE	02/25/2048	$304
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.84%	DUE	01/25/2041	$183
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.37%	DUE	11/16/2048	$332
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	2.54%	DUE	05/15/2046	$563
TOWD POINT MORTGAGE TRUST	Asset Backed	5.40%	DUE	10/25/2059	$101
BABSON CLO LTD	CLO	5.09%	DUE	10/15/2033	$4,899
BENEFIT STREET PARTNERS CLO LT	CLO	5.24%	DUE	07/20/2029	$2,050
CARLYLE GLOBAL MARKET STRATEGY	CLO	5.41%	DUE	07/27/2031	$1,409
CARLYLE GLOBAL MARKET STRATEGI	CLO	5.32%	DUE	04/20/2031	$1,663
ELLINGTON CLO LTD	CLO	5.66%	DUE	04/15/2029	$122
GREYWOLF CLO LTD	CLO	5.42%	DUE	10/20/2031	$984
ICG US CLO LTD	CLO	5.45%	DUE	01/16/2033	$4,410
JAMESTOWN CLO LTD	CLO	5.71%	DUE	04/20/2032	$3,949
MADISON PARK FUNDING LTD	CLO	5.22%	DUE	10/21/2030	$878
MADISON PARK FUNDING LTD	CLO	5.48%	DUE	04/25/2032	$566
NEUBERGER BERMAN CLO LTD	CLO	5.35%	DUE	04/22/2029	$1,958
NORTHWOODS CAPITAL LTD	CLO	5.85%	DUE	09/01/2031	$2,212
OCP CLO LTD	CLO	5.11%	DUE	01/15/2033	$4,164
PALMER SQUARE CLO LTD	CLO	5.81%	DUE	05/21/2034	$2,755
ROCKFORD TOWER CLO LTD	CLO	4.33%	DUE	07/20/2033	$1,244
VOYA CLO LTD	CLO	5.29%	DUE	01/20/2031	$4,826
WELLFLEET CLO LTD	CLO	5.44%	DUE	10/20/2031	$3,647
WELLFLEET CLO LTD	CLO	5.44%	DUE	10/20/2031	$243

20

CIGNA 401(k) PLAN

BBCCRE TRUST	CMO	3.97%	DUE	08/10/2033	$925
BARCLAYS COMMERCIAL MORTGAGE	CMO	2.94%	DUE	08/14/2036	$784
BARCLAYS COMMERCIAL MORTGAGE	CMO	2.02%	DUE	02/15/2054	$2,013
BANK 2020 BN26 A3	CMO	3.29%	DUE	07/15/2060	$120
BANK 2020 BN26 A3	CMO	2.39%	DUE	01/15/2063	$4,467
BANK 2020 BN26 A3	CMO	2.15%	DUE	03/15/2063	$2,230
BANK 2020 BN26 A3	CMO	2.59%	DUE	11/15/2064	$1,400
BANK 2017 BNK7 A3	CMO	3.09%	DUE	09/15/2060	$1,025
BANK 2017 BNK7 A3	CMO	3.09%	DUE	09/15/2060	$470
BENCHMARK MORTGAGE TRUST	CMO	2.67%	DUE	12/15/2072	$1,819
BENCHMARK MORTGAGE TRUST	CMO	3.75%	DUE	04/10/2051	$1,306
BENCHMARK MORTGAGE TRUST	CMO	2.48%	DUE	12/15/2057	$4,511
BENCHMARK MORTGAGE TRUST	CMO	2.04%	DUE	03/15/2053	$740
BENCHMARK MORTGAGE TRUST	CMO	1.68%	DUE	01/15/2054	$3,786
BENCHMARK MORTGAGE TRUST	CMO	2.01%	DUE	03/15/2054	$1,802
CD COMMERCIAL MORTGAGE TRUST	CMO	3.49%	DUE	08/15/2051	$1,182
CD COMMERCIAL MORTGAGE TRUST	CMO	2.46%	DUE	08/10/2049	$953
CFK TRUST	CMO	2.39%	DUE	03/15/2039	$4,742
CANTOR COMMERCIAL REAL ESTATE	CMO	3.66%	DUE	05/15/2052	$398
CFCRE COMMERCIAL MORTGAGE TRUS	CMO	3.59%	DUE	12/10/2054	$506
COMM MORTGAGE TRUST	CMO	4.05%	DUE	10/10/2046	$245
COMM MORTGAGE TRUST	CMO	4.05%	DUE	10/10/2046	$442
COMM MORTGAGE TRUST	CMO	3.69%	DUE	03/10/2047	$610
COMMERCIAL MORTGAGE TRUST	CMO	3.33%	DUE	11/10/2047	$2,130
COMMERICAL MORTGAGE TRUST	CMO	3.43%	DUE	08/10/2048	$1,514
COMMERICAL MORTGAGE TRUST	CMO	2.83%	DUE	10/10/2049	$1,006
CSAIL COMMERCIAL MORTGAGE	CMO	2.72%	DUE	12/15/2052	$1,709
COMM MORTGAGE TRUST	CMO	3.35%	DUE	02/10/2048	$1,143
COMM MORTGAGE TRUST	CMO	3.35%	DUE	02/10/2048	$2,642
CSMC 18 RPL9	CMO	3.85%	DUE	09/25/2057	$483
COMM MORTGAGE TRUST	CMO	2.69%	DUE	08/15/2057	$1,939
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.58%	DUE	08/10/2049	$1,089
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.58%	DUE	08/10/2049	$1,089
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.46%	DUE	12/10/2049	$499
CGCMT	CMO	3.11%	DUE	09/15/2050	$1,014
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.96%	DUE	03/10/2051	$1,153
CITIGROUP COMMERCIAL MORTGAG	CMO	2.48%	DUE	01/15/2053	$1,004
CBSLT 17 BGS	CMO	2.68%	DUE	09/25/2042	$114
DEUTSCHE BANK COMMERCIAL MTG	CMO	1.64%	DUE	09/15/2053	$4,059
DEUTSCHE BANK COMMERCIAL MTG	CMO	2.63%	DUE	08/10/2049	$1,689
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.52%	DUE	09/10/2058	$1,331
CITIGROUP COMMERCIAL MORTGAGE	CMO	2.65%	DUE	07/10/2049	$247

21

CIGNA 401(k) PLAN

FNMA	CMO	2.96%	DUE	02/25/2027	$2,449
FNMA	CMO	3.36%	DUE	07/25/2028	$34
FNMA	CMO	2.14%	DUE	09/25/2029	$351
FREDDIE MAC SCRT	CMO	3.50%	DUE	08/25/2058	$740
GSMS	CMO	3.73%	DUE	11/10/2048	$2,850
GS MORTGAGE SECURITIES TRUST	CMO	2.79%	DUE	05/10/2049	$513
GS MORTGAGE SECURITIES TRUST	CMO	3.52%	DUE	06/10/2047	$439
GS MORTGAGE SECURITIES TRUST	CMO	3.20%	DUE	08/10/2050	$877
GS MORTGAGE SECURITIES TRUST	CMO	2.64%	DUE	02/13/2053	$2,939
GS MORTGAGE SECURITIES TRUST	CMO	1.56%	DUE	12/12/2053	$2,724
JP MORGAN CHASE COMMERCIAL MTG	CMO	2.63%	DUE	08/15/2049	$1,172
JPMBB COMMERCIAL MORTGAGE SEC	CMO	3.23%	DUE	01/15/2048	$1,257
JPMBB COMMERCIAL MORTGAGE SEC	CMO	3.55%	DUE	07/15/2048	$749
LADDER CAPITAL COMMERCIAL MTG	CMO	3.36%	DUE	07/12/2050	$3,761
MILL CITY MORTGAGE TRUST	CMO	2.75%	DUE	01/25/2061	$92
MORGAN STANLEY BAML TRUST	CMO	3.46%	DUE	12/15/2049	$531
MORGAN STANLEY BAML TRUST	CMO	3.08%	DUE	03/15/2048	$531
MORGAN STANLEY BAML TRUST	CMO	3.08%	DUE	03/15/2048	$382
MORGAN STANLEY CAPITAL I TRUST	CMO	2.53%	DUE	08/15/2049	$527
MORGAN STANLEY CAPITAL I TRUST	CMO	2.45%	DUE	02/15/2030	$2,499
NEW RESIDENTIAL MORTGAGE LOAN	CMO	5.04%	DUE	01/25/2048	$183
ONE NEW YORK PLAZA TRUST 202	CMO	5.27%	DUE	01/15/2026	$1,415
TOWD POINT MORTGAGE TRUST	CMO	4.72%	DUE	02/25/2057	$110
TOWD POINT MORTGAGE TRUST	CMO	3.00%	DUE	01/28/2058	$161
UBS COMMERCIAL MORTGAGE TRUST	CMO	3.90%	DUE	02/15/2051	$1,154
WELLS FARGO COMMERCIAL MORTGAG	CMO	3.19%	DUE	02/15/2048	$1,213
WELLS FARGO COMMERCIAL MTG	CMO	2.67%	DUE	07/15/2048	$1,152
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.40%	DUE	08/15/2049	$1,075
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.40%	DUE	08/15/2049	$112
WELLS FARGO COMMERCIAL MORTGAG	CMO	2.68%	DUE	10/15/2049	$970
WELLS FARGO COMMERCIAL MTG	CMO	2.81%	DUE	11/15/2059	$479
WELLS FARGO COMMERCIAL MTG	CMO	3.39%	DUE	11/15/2050	$1,128
WELLS FARGO COMMERCIAL MORTGAG	CMO	3.89%	DUE	08/15/2051	$1,563
WELLS FARGO COMMERCIAL MTG	CMO	2.46%	DUE	02/15/2053	$4,757
COMM 2014 UBS2	CMO-CMBS	3.96%	DUE	03/10/2047	$919
COMM 2014 UBS2	CMO-CMBS	3.96%	DUE	03/10/2047	$1,358
AEP TEXAS INC	Corporate debt	3.95%	DUE	06/01/2028	$540
AEP TRANSMISSION CO LLC	Corporate debt	3.10%	DUE	12/01/2026	$52
AMN HEALTHCARE INC	Corporate debt	4.00%	DUE	04/15/2029	$1,124
AT&T INC	Corporate debt	4.50%	DUE	05/15/2035	$55
AT&T INC	Corporate debt	4.35%	DUE	03/01/2029	$2,146
AT&T INC	Corporate debt	4.35%	DUE	03/01/2029	$43

22

CIGNA 401(k) PLAN

AT&T INC	Corporate debt	2.30%	DUE	06/01/2027	$544
AT&T INC	Corporate debt	2.55%	DUE	12/01/2033	$52
ABBVIE INC	Corporate debt	3.20%	DUE	11/21/2029	$281
ABBVIE INC	Corporate debt	3.20%	DUE	11/21/2029	$561
ABBVIE INC	Corporate debt	3.20%	DUE	11/21/2029	$1,831
ABU DHABI NATIONAL ENERGY	Corporate debt	2.00%	DUE	04/29/2028	$204
AKER BP ASA	Corporate debt	3.00%	DUE	01/15/2025	$427
AKER BP ASA	Corporate debt	3.00%	DUE	01/15/2025	$569
AKER BP ASA	Corporate debt	3.00%	DUE	01/15/2025	$474
ALEXANDRIA REAL ESTATE E	Corporate debt	2.00%	DUE	05/18/2032	$481
ALIMENTATION COUCHE TARD	Corporate debt	3.55%	DUE	07/26/2027	$434
ALTRIA GROUP INC	Corporate debt	2.45%	DUE	02/04/2032	$727
AMEREN ILLINOIS	Corporate debt	3.80%	DUE	05/15/2028	$601
AMERICAN INTERNATIONAL GROUP	Corporate debt	3.90%	DUE	04/01/2026	$255
ANTERO MIDSTREAM PARTNERS	Corporate debt	7.88%	DUE	05/15/2026	$1,015
ARCH CAPITAL FINANCE LLC	Corporate debt	4.01%	DUE	12/15/2026	$48
ARCH CAPITAL FINANCE LLC	Corporate debt	4.01%	DUE	12/15/2026	$957
ASHTEAD CAPITAL INC	Corporate debt	1.50%	DUE	08/12/2026	$554
ATLANTIC CITY ELECTRIC	Corporate debt	2.30%	DUE	03/15/2031	$424
AVANGRID INC	Corporate debt	3.20%	DUE	04/15/2025	$804
BPCE SA	Corporate debt	2.38%	DUE	01/14/2025	$1,584
BALL CORP	Corporate debt	3.12%	DUE	09/15/2031	$602
BANCO SANTANDER SA	Corporate debt	1.85%	DUE	03/25/2026	$178
BANK OF AMERICA CORP	Corporate debt	4.00%	DUE	01/22/2025	$353
BANK OF AMERICA CORP	Corporate debt	4.45%	DUE	03/03/2026	$539
BANK OF AMERICA CORP	Corporate debt	4.45%	DUE	03/03/2026	$613
BANK OF AMERICA CORP	Corporate debt	4.45%	DUE	03/03/2026	$1,716
BANK OF AMERICA CORP	Corporate debt	3.82%	DUE	01/20/2028	$842
BANK OF AMERICA CORP	Corporate debt	3.82%	DUE	01/20/2028	$1,122
BANK OF AMERICA CORP	Corporate debt	3.59%	DUE	07/21/2028	$65
BANK OF AMERICA CORP	Corporate debt	3.19%	DUE	07/23/2030	$552
BANK OF AMERICA CORP	Corporate debt	1.32%	DUE	06/19/2026	$257
BANK OF AMERICA CORP	Corporate debt	1.66%	DUE	03/11/2027	$548
BANK OF AMERICA CORP	Corporate debt	2.09%	DUE	06/14/2029	$2,639
BANK OF MONTREAL	Corporate debt	0.62%	DUE	07/09/2024	$164
BANK OF MONTREAL	Corporate debt	0.62%	DUE	07/09/2024	$140
BANK OF NY MELLON CORP	Corporate debt	2.95%	DUE	01/29/2023	$205
BARCLAYS PLC	Corporate debt	3.65%	DUE	03/16/2025	$408
BARCLAYS PLC	Corporate debt	3.65%	DUE	03/16/2025	$274
BARCLAYS PLC	Corporate debt	3.93%	DUE	05/07/2025	$320
BAYER US FINANCE II LLC	Corporate debt	4.20%	DUE	07/15/2034	$671
BERRY GLOBAL INC	Corporate debt	1.57%	DUE	01/15/2026	$984

23

CIGNA 401(k) PLAN

BERRY GLOBAL INC	Corporate debt	1.57%	DUE	01/15/2026	$64
BERRY GLOBAL INC	Corporate debt	1.57%	DUE	01/15/2026	$921
BNP PARIBAS	Corporate debt	3.05%	DUE	01/13/2031	$867
BNP PARIBAS	Corporate debt	3.05%	DUE	01/13/2031	$908
BNP PARIBAS	Corporate debt	2.22%	DUE	06/09/2026	$184
BNP PARIBAS	Corporate debt	1.32%	DUE	01/13/2027	$363
BOEING CO	Corporate debt	3.20%	DUE	03/01/2029	$370
BOEING CO	Corporate debt	5.15%	DUE	05/01/2030	$646
BOEING CO	Corporate debt	3.62%	DUE	02/01/2031	$658
BOEING CO	Corporate debt	2.20%	DUE	02/04/2026	$909
BORGWARNER INC	Corporate debt	5.00%	DUE	10/01/2025	$1,278
BRINKS CO THE	Corporate debt	5.50%	DUE	07/15/2025	$923
BRISTOL MYERS SQUIBB CO	Corporate debt	3.40%	DUE	07/26/2029	$232
BRIXMOR OPERATING PARTNERSHIP	Corporate debt	3.65%	DUE	06/15/2024	$1,166
BRIXMOR OPERATING PARTNERSHIP	Corporate debt	4.05%	DUE	07/01/2030	$247
BRIXMOR OPERATING PARTNERSHIP	Corporate debt	2.50%	DUE	08/16/2031	$169
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$997
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$346
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$173
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$346
BROADCOM INC	Corporate debt	3.42%	DUE	04/15/2033	$900
BROADCOM INC	Corporate debt	3.14%	DUE	11/15/2035	$874
BROADCOM INC	Corporate debt	3.14%	DUE	11/15/2035	$98
BROADCOM INC	Corporate debt	4.93%	DUE	05/15/2037	$401
CBOE GLOBAL MARKETS INC	Corporate debt	1.62%	DUE	12/15/2030	$1,045
CSC HOLDINGS LLC	Corporate debt	6.50%	DUE	02/01/2029	$903
CVS CAREMARK CORP	Corporate debt	5.00%	DUE	12/01/2024	$744
CVS HEALTH CORP	Corporate debt	4.30%	DUE	03/25/2028	$528
CVS HEALTH CORP	Corporate debt	4.30%	DUE	03/25/2028	$335
CALPINE CORP	Corporate debt	5.25%	DUE	06/01/2026	$286
CALPINE CORP	Corporate debt	3.75%	DUE	03/01/2031	$404
CARE CAPITAL PROPERTIES LP	Corporate debt	5.12%	DUE	08/15/2026	$1,667
CARLISLE COS INC	Corporate debt	2.20%	DUE	03/01/2032	$1,799
CELULOSA ARAUCO	Corporate debt	4.50%	DUE	08/01/2024	$202
CENOVUS ENERGY INC	Corporate debt	2.65%	DUE	01/15/2032	$112
CENTERPOINT ENERGY HOUSTON	Corporate debt	2.40%	DUE	09/01/2026	$156
CHARTER COMM OPT LLC CAP	Corporate debt	4.91%	DUE	07/23/2025	$490
CHARTER COMM OPT LLC CAP	Corporate debt	4.91%	DUE	07/23/2025	$167
CHARTER COMM OPT LLC CAP	Corporate debt	4.91%	DUE	07/23/2025	$392
CHARTER COMM OPT LLC CAP	Corporate debt	4.91%	DUE	07/23/2025	$441
CHARTER COMM OPT LLC CAP	Corporate debt	4.20%	DUE	03/15/2028	$1,240
CHARTER COMM OPT LLC CAP	Corporate debt	2.80%	DUE	04/01/2031	$1,035

24

CIGNA 401(k) PLAN

CHARTER COMM OPT LLC CAP	Corporate debt	2.30%	DUE	02/01/2032	$818
CHARTER COMM OPT LLC CAP	Corporate debt	2.30%	DUE	02/01/2032	$154
CITIGROUP INC	Corporate debt	4.40%	DUE	06/10/2025	$324
CITIGROUP INC	Corporate debt	4.45%	DUE	09/29/2027	$335
CITIGROUP INC	Corporate debt	4.45%	DUE	09/29/2027	$645
CITIGROUP INC	Corporate debt	4.45%	DUE	09/29/2027	$1,673
CITIGROUP INC	Corporate debt	2.56%	DUE	05/01/2032	$467
CITIGROUP INC	Corporate debt	1.46%	DUE	06/09/2027	$2,607
COLORADO INTERSTATE GAS CO LLC	Corporate debt	4.15%	DUE	08/15/2026	$163
COMMONWEALTH EDISON CO	Corporate debt	2.95%	DUE	08/15/2027	$362
COMMONWEALTH EDISON CO	Corporate debt	3.70%	DUE	08/15/2028	$641
CONSTELLATION BRANDS INC	Corporate debt	2.25%	DUE	08/01/2031	$339
CORPORATE OFFICE PROP LP	Corporate debt	2.75%	DUE	04/15/2031	$658
COX COMMUNICATIONS INC	Corporate debt	2.60%	DUE	06/15/2031	$757
CROWN CASTLE INTL CORP	Corporate debt	1.35%	DUE	07/15/2025	$1,042
DCP MIDSTREAM OPERATING	Corporate debt	5.38%	DUE	07/15/2025	$268
DANSKE BANK A S	Corporate debt	1.23%	DUE	06/22/2024	$2,606
DEUTSCHE BANK NY	Corporate debt	2.13%	DUE	11/24/2026	$185
DEVON ENERGY CORP	Corporate debt	5.88%	DUE	06/15/2028	$1,409
DIAMONDBACK ENERGY INC	Corporate debt	3.25%	DUE	12/01/2026	$466
DIAMONDBACK ENERGY INC	Corporate debt	3.25%	DUE	12/01/2026	$946
DIGITAL REALTY TRUST LP	Corporate debt	3.60%	DUE	07/01/2029	$560
DISCOVER BANK	Corporate debt	3.45%	DUE	07/27/2026	$300
DISCOVERY COMMUNICATIONS	Corporate debt	4.90%	DUE	03/11/2026	$1,456
DOMINION ENERGY INC	Corporate debt	2.85%	DUE	08/15/2026	$42
DOMINION ENERGY INC	Corporate debt	3.60%	DUE	03/15/2027	$2,742
DUKE ENERGY CORP	Corporate debt	2.65%	DUE	09/01/2026	$125
DUKE ENERGY CORP	Corporate debt	3.15%	DUE	08/15/2027	$957
DUKE ENERGY PROGRESS INC	Corporate debt	3.70%	DUE	09/01/2028	$434
DUKE ENERGY FLORIDA LLC	Corporate debt	3.80%	DUE	07/15/2028	$523
DUKE ENERGY FLORIDA LLC	Corporate debt	3.80%	DUE	07/15/2028	$951
ERAC USA FINANCE COMPANY	Corporate debt	3.30%	DUE	12/01/2026	$488
ERAC USA FINANCE COMPANY	Corporate debt	3.30%	DUE	12/01/2026	$232
ERAC USA FINANCE COMPANY	Corporate debt	3.30%	DUE	12/01/2026	$302
EMERA US FINANCE LP	Corporate debt	3.55%	DUE	06/15/2026	$468
EMERA US FINANCE LP	Corporate debt	3.55%	DUE	06/15/2026	$1,045
ENERGY TRANSFER PARTNERS	Corporate debt	4.05%	DUE	03/15/2025	$761
ENERGY TRANSFER PARTNERS	Corporate debt	4.75%	DUE	01/15/2026	$977
ENEL FINANCE INTL NV	Corporate debt	3.50%	DUE	04/06/2028	$255
ENEL FINANCE INTL NV	Corporate debt	1.88%	DUE	07/12/2028	$310
ENEL FINANCE INTL NV	Corporate debt	2.25%	DUE	07/12/2031	$906
ENERGY TRANSFER PARTNERS	Corporate debt	4.95%	DUE	06/15/2028	$150

25

CIGNA 401(k) PLAN

ENERGY TRANSFER PARTNERS	Corporate debt	4.95%	DUE	06/15/2028	$1,935
ENERGY TRANSFER OPERATNG	Corporate debt	2.90%	DUE	05/15/2025	$910
ENTERGY CORP	Corporate debt	2.95%	DUE	09/01/2026	$401
EQUIFAX INC	Corporate debt	2.35%	DUE	09/15/2031	$2,085
ESSENTIAL UTLITIES INC	Corporate debt	2.70%	DUE	04/15/2030	$584
FMC CORP	Corporate debt	3.45%	DUE	10/01/2029	$574
FMC CORP	Corporate debt	3.45%	DUE	10/01/2029	$1,458
FLORIDA GAS TRANSMISSION	Corporate debt	2.55%	DUE	07/01/2030	$389
FLORIDA GAS TRANSMISSION	Corporate debt	2.30%	DUE	10/01/2031	$373
FORD MOTOR CREDIT CO LLC	Corporate debt	4.27%	DUE	01/09/2027	$544
FORTIS INC	Corporate debt	3.06%	DUE	10/04/2026	$375
GAP INC THE	Corporate debt	3.88%	DUE	10/01/2031	$603
GAP INC THE	Corporate debt	3.88%	DUE	10/01/2031	$353
GENERAL MOTORS CO	Corporate debt	6.80%	DUE	10/01/2027	$291
GENERAL MOTORS FINL CO	Corporate debt	4.35%	DUE	01/17/2027	$981
GENERAL MOTORS FINL CO	Corporate debt	4.35%	DUE	01/17/2027	$1,525
GENERAL MOTORS FINL CO	Corporate debt	3.85%	DUE	01/05/2028	$284
GENERAL MOTORS FINL CO	Corporate debt	2.70%	DUE	08/20/2027	$324
GENERAL MOTORS FINL CO	Corporate debt	2.35%	DUE	01/08/2031	$1,198
GENPACT LUXEMBOURG SARL	Corporate debt	3.38%	DUE	12/01/2024	$2,106
GOLDMAN SACHS GROUP INC	Corporate debt	3.85%	DUE	01/26/2027	$10
GOLDMAN SACHS GROUP INC	Corporate debt	3.85%	DUE	01/26/2027	$24
GOLDMAN SACHS GROUP INC	Corporate debt	3.81%	DUE	04/23/2029	$606
GOLDMAN SACHS GROUP INC	Corporate debt	2.60%	DUE	02/07/2030	$242
GOLDMAN SACHS GROUP INC	Corporate debt	3.80%	DUE	03/15/2030	$653
GOLDMAN SACHS GROUP INC	Corporate debt	3.50%	DUE	04/01/2025	$1,397
GOLDMAN SACHS GROUP INC	Corporate debt	1.43%	DUE	03/09/2027	$574
GOLDMAN SACHS GROUP INC	Corporate debt	3.75%	DUE	02/25/2026	$603
GULFSTREAM NATURAL GAS	Corporate debt	6.19%	DUE	11/01/2025	$2,779
HSBC HOLDINGS PLC	Corporate debt	4.58%	DUE	06/19/2029	$184
HEALTHPEAK PROPERTIES	Corporate debt	2.88%	DUE	01/15/2031	$314
HELMERICH & PAYNE INC	Corporate debt	2.90%	DUE	09/29/2031	$382
HILCORP ENERGY I HILCORP	Corporate debt	5.75%	DUE	02/01/2029	$625
HUNTINGTON NATIONAL BANK	Corporate debt	3.55%	DUE	10/06/2023	$312
HUNTSMAN INTERNATIONAL LLC	Corporate debt	4.50%	DUE	05/01/2029	$1,893
IPALCO ENTERPRISES INC	Corporate debt	4.25%	DUE	05/01/2030	$111
JPMORGAN CHASE & CO	Corporate debt	3.51%	DUE	01/23/2029	$455
JPMORGAN CHASE & CO	Corporate debt	3.51%	DUE	01/23/2029	$1,819
JPMORGAN CHASE & CO	Corporate debt	3.51%	DUE	01/23/2029	$2,273
JPMORGAN CHASE & CO	Corporate debt	1.04%	DUE	02/04/2027	$837
JPMORGAN CHASE & CO	Corporate debt	2.95%	DUE	02/24/2028	$1,524
JPMORGAN CHASE & CO	Corporate debt	4.32%	DUE	04/26/2028	$1,232

26

CIGNA 401(k) PLAN

JDE PEET S NV	Corporate debt	1.38%	DUE	01/15/2027	$1,564
JEFFERIES FINANCE LLC	Corporate debt	5.00%	DUE	08/15/2028	$510
JEFFERIES GROUP LLC	Corporate debt	2.62%	DUE	10/15/2031	$50
KB HOME	Corporate debt	4.00%	DUE	06/15/2031	$222
KENTUCKY UTILITIES CO	Corporate debt	3.30%	DUE	10/01/2025	$955
KIMCO REALTY CORP	Corporate debt	2.25%	DUE	12/01/2031	$296
KIMCO REALTY CORP	Corporate debt	2.25%	DUE	12/01/2031	$212
KIMCO REALTY CORP	Corporate debt	2.25%	DUE	12/01/2031	$108
KIMCO REALTY CORP	Corporate debt	2.25%	DUE	12/01/2031	$912
KONTOOR BRANDS INC	Corporate debt	4.12%	DUE	11/15/2029	$503
KONTOOR BRANDS INC	Corporate debt	4.12%	DUE	11/15/2029	$261
KRAFT HEINZ FOODS CO	Corporate debt	3.75%	DUE	04/01/2030	$626
LYB INTERNATIONAL FINANCE BV	Corporate debt	4.00%	DUE	07/15/2023	$422
LAMB WESTON HLD	Corporate debt	4.12%	DUE	01/31/2030	$553
LAMB WESTON HLD	Corporate debt	4.12%	DUE	01/31/2030	$288
LINCOLN NATIONAL CORP	Corporate debt	3.80%	DUE	03/01/2028	$576
LLOYDS BANKING GROUP PLC	Corporate debt	2.44%	DUE	02/05/2026	$576
LLOYDS BANKING GROUP PLC	Corporate debt	2.44%	DUE	02/05/2026	$744
LUNDIN ENERGY FI	Corporate debt	2.00%	DUE	07/15/2026	$522
LUNDIN ENERGY FI	Corporate debt	2.00%	DUE	07/15/2026	$885
LUNDIN ENERGY FI	Corporate debt	3.10%	DUE	07/15/2031	$275
LUNDIN ENERGY FI	Corporate debt	3.10%	DUE	07/15/2031	$738
MPLX LP	Corporate debt	4.12%	DUE	03/01/2027	$52
MPLX LP	Corporate debt	4.00%	DUE	03/15/2028	$271
MPLX LP	Corporate debt	4.00%	DUE	03/15/2028	$121
MPLX LP	Corporate debt	2.65%	DUE	08/15/2030	$151
MPLX LP	Corporate debt	1.75%	DUE	03/01/2026	$849
MPT OPERATING PARTNERSHIP LP	Corporate debt	5.00%	DUE	10/15/2027	$252
MAGNA INTERNATIONAL INC	Corporate debt	4.15%	DUE	10/01/2025	$244
MARATHON PETROLEUM CORP	Corporate debt	3.80%	DUE	04/01/2028	$769
MARTIN MARIETTA MATERIALS INC	Corporate debt	2.40%	DUE	07/15/2031	$674
MATTAMY GROUP CORP	Corporate debt	4.62%	DUE	03/01/2030	$490
MID-ATLANTIC INTERSTATE	Corporate debt	4.10%	DUE	05/15/2028	$236
MITSUBISHI UFJ FINANCIAL GROUP	Corporate debt	2.31%	DUE	07/20/2032	$1,052
MIZUHO FINANCIAL GROUP	Corporate debt	3.92%	DUE	09/11/2024	$1,623
MIZUHO FINANCIAL GROUP	Corporate debt	1.55%	DUE	07/09/2027	$1,381
MORGAN STANLEY	Corporate debt	4.35%	DUE	09/08/2026	$487
MORGAN STANLEY	Corporate debt	4.35%	DUE	09/08/2026	$243
MORGAN STANLEY	Corporate debt	3.77%	DUE	01/24/2029	$60
MORGAN STANLEY	Corporate debt	3.62%	DUE	01/20/2027	$553
MORGAN STANLEY	Corporate debt	3.62%	DUE	01/20/2027	$828
MORGAN STANLEY	Corporate debt	3.62%	DUE	01/20/2027	$2,365

27

CIGNA 401(k) PLAN

MORGAN STANLEY	Corporate debt	3.95%	DUE	04/23/2027	$1,421
MOTOROLA SOLUTIONS INC	Corporate debt	4.00%	DUE	09/01/2024	$121
MYLAN NV	Corporate debt	3.95%	DUE	06/15/2026	$304
MYLAN NV	Corporate debt	3.95%	DUE	06/15/2026	$444
MYLAN NV	Corporate debt	3.95%	DUE	06/15/2026	$749
MYLAN NV	Corporate debt	3.95%	DUE	06/15/2026	$1,305
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$401
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$18
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$80
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$54
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$80
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$27
NRG ENERGY INC	Corporate debt	2.00%	DUE	12/02/2025	$268
NRG ENERGY INC	Corporate debt	3.62%	DUE	02/15/2031	$612
NOMURA HOLDINGS INC	Corporate debt	2.65%	DUE	01/16/2025	$945
NOMURA HOLDINGS INC	Corporate debt	2.61%	DUE	07/14/2031	$541
NOMURA HOLDINGS INC	Corporate debt	2.61%	DUE	07/14/2031	$189
NOMURA HOLDINGS INC	Corporate debt	2.71%	DUE	01/22/2029	$1,019
BOC AVIATION USA CORP	Corporate debt	1.62%	DUE	04/29/2024	$256
OHIOHEALTH CORP	Corporate debt	2.30%	DUE	11/15/2031	$1,415
ONCOR ELECTRIC DELIVERY	Corporate debt	3.70%	DUE	11/15/2028	$897
ONEOK INC	Corporate debt	4.00%	DUE	07/13/2027	$61
ONEOK INC	Corporate debt	4.00%	DUE	07/13/2027	$377
ONEOK INC	Corporate debt	3.10%	DUE	03/15/2030	$1,262
ONEOK PARTNERS	Corporate debt	4.90%	DUE	03/15/2025	$1,234
ORACLE CORP	Corporate debt	2.65%	DUE	07/15/2026	$598
OWENS CORNING	Corporate debt	3.40%	DUE	08/15/2026	$328
PNC BANK NA	Corporate debt	4.05%	DUE	07/26/2028	$737
PNC BANK NA	Corporate debt	4.05%	DUE	07/26/2028	$945
PACIFICORP	Corporate debt	2.70%	DUE	09/15/2030	$181
PETROLEOS MEXICANOS	Corporate debt	6.50%	DUE	03/13/2027	$274
PETROLEOS MEXICANOS	Corporate debt	6.50%	DUE	03/13/2027	$274
PETROLEOS MEXICANOS	Corporate debt	6.50%	DUE	03/13/2027	$183
PETROLEOS MEXICANOS	Corporate debt	6.49%	DUE	01/23/2027	$57
PHARMACIA CORP	Corporate debt	6.60%	DUE	12/01/2028	$1,377
PHILIP MORRIS INTL INC	Corporate debt	5.00%	DUE	11/15/2025	$206
PIEDMONT HEALTHCARE INC	Corporate debt	2.04%	DUE	01/01/2032	$880
PILGRIM'S PRIDE CORP	Corporate debt	4.25%	DUE	04/15/2031	$851
PIONEER NATURAL RESOURCE	Corporate debt	1.12%	DUE	01/15/2026	$616
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.50%	DUE	12/15/2026	$1,530
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.50%	DUE	12/15/2026	$1,058
PROVIDENCE HEALTH & SVCS	Corporate debt	2.75%	DUE	10/01/2026	$201

28

CIGNA 401(k) PLAN

PUBLIC SERVICE ELECTRIC & GAS	Corporate debt	2.25%	DUE	09/15/2026	$442
QATAR PETROLEUM	Corporate debt	1.38%	DUE	09/12/2026	$389
QATAR PETROLEUM	Corporate debt	1.38%	DUE	09/12/2026	$201
QATAR PETROLEUM	Corporate debt	1.38%	DUE	09/12/2026	$297
QUEST DIAGNOSTIC INC	Corporate debt	2.95%	DUE	06/30/2030	$767
REALTY INCOME CORP	Corporate debt	3.25%	DUE	01/15/2031	$608
REALTY INCOME CORP	Corporate debt	3.40%	DUE	01/15/2028	$682
REALTY INCOME CORP	Corporate debt	2.20%	DUE	06/15/2028	$1,288
ROPER TECHNOLOGIES INC	Corporate debt	4.20%	DUE	09/15/2028	$802
NATWEST GROUP PLC	Corporate debt	4.52%	DUE	06/25/2024	$198
SACI FALABELLA	Corporate debt	4.38%	DUE	01/27/2025	$388
SACI FALABELLA	Corporate debt	4.38%	DUE	01/27/2025	$194
SP POWERASSETS LTD	Corporate debt	3.00%	DUE	09/26/2027	$303
SEALED AIR CORP	Corporate debt	1.57%	DUE	10/15/2026	$540
SHIRE ACQ INV IRELAND DA	Corporate debt	2.88%	DUE	09/23/2023	$501
SOCIETE GENERALE	Corporate debt	2.62%	DUE	01/22/2025	$2,276
SOUTHWEST AIRLINES CO	Corporate debt	5.12%	DUE	06/15/2027	$535
SOUTHWESTERN ELECTRIC POWER	Corporate debt	4.10%	DUE	09/15/2028	$856
SPECTRA ENERGY PARTNERS	Corporate debt	3.38%	DUE	10/15/2026	$89
SPIRIT REALTY LP	Corporate debt	2.10%	DUE	03/15/2028	$777
SPIRIT REALTY LP	Corporate debt	2.10%	DUE	03/15/2028	$777
SPRINGLEAF FINANCE CORP	Corporate debt	7.12%	DUE	03/15/2026	$1,426
SPRINT CORP	Corporate debt	7.62%	DUE	03/01/2026	$526
STELLANTIS FIN US INC	Corporate debt	2.69%	DUE	09/15/2031	$574
SUN COMMUNITIES OPER LTD	Corporate debt	2.70%	DUE	07/15/2031	$789
SUN COMMUNITIES OPER LTD	Corporate debt	2.30%	DUE	11/01/2028	$1,163
SYMANTEC CORP	Corporate debt	5.00%	DUE	04/15/2025	$1,706
T MOBILE USA INC	Corporate debt	3.75%	DUE	04/15/2027	$1,623
T MOBILE USA INC	Corporate debt	3.88%	DUE	04/15/2030	$850
TRI POINTE GROUP INC	Corporate debt	5.70%	DUE	06/15/2028	$547
TALLGRASS NRG PRTNR FINANCE	Corporate debt	5.50%	DUE	01/15/2028	$267
TAYLOR MORRISON CMNTYS INC	Corporate debt	5.12%	DUE	08/01/2030	$522
TECK RESOURCES LIMITED	Corporate debt	3.90%	DUE	07/15/2030	$1,359
TEMPO ACQUISITION LLC FI	Corporate debt	5.75%	DUE	06/01/2025	$1,004
TEXAS EASTERN TRANSMISSION LP	Corporate debt	3.50%	DUE	01/15/2028	$178
TRIMBLE INCORPORATED	Corporate debt	4.15%	DUE	06/15/2023	$635
TYCO ELECTRONICS	Corporate debt	3.12%	DUE	08/15/2027	$342
UBS AG LONDON	Corporate debt	1.25%	DUE	06/01/2026	$1,274
UNICREDIT SPA	Corporate debt	1.98%	DUE	06/03/2027	$2,104
UNITED RENTALS NORTH AM	Corporate debt	3.88%	DUE	02/15/2031	$421
UNIVERSAL HEALTH SVCS	Corporate debt	2.65%	DUE	01/15/2032	$1,111
VENTAS REALTY LP	Corporate debt	4.40%	DUE	01/15/2029	$809

29

CIGNA 401(k) PLAN

VERIZON COMMUNICATIONS	Corporate debt	2.55%	DUE	03/21/2031	$590
VIATRIS INC	Corporate debt	2.70%	DUE	06/22/2030	$1,062
VICI PROPERTIES LP	Corporate debt	4.38%	DUE	05/15/2025	$682
VISTRA OPERATIONS CO LLC	Corporate debt	3.55%	DUE	07/15/2024	$168
VISTRA OPERATIONS CO LLC	Corporate debt	3.55%	DUE	07/15/2024	$168
VISTRA OPERATIONS CO LLC	Corporate debt	3.70%	DUE	01/30/2027	$657
VISTRA OPERATIONS CO LLC	Corporate debt	3.70%	DUE	01/30/2027	$684
WASTE CONNECTIONS INC	Corporate debt	2.60%	DUE	02/01/2030	$1,067
WELLS FARGO & COMPANY	Corporate debt	2.16%	DUE	02/11/2026	$2,530
WELLS FARGO & COMPANY	Corporate debt	2.39%	DUE	06/02/2028	$2,209
WELLTOWER INC	Corporate debt	3.10%	DUE	01/15/2030	$1,016
WELLTOWER INC	Corporate debt	2.70%	DUE	02/15/2027	$325
WABTEC	Corporate debt	4.95%	DUE	09/15/2028	$288
WABTEC	Corporate debt	4.95%	DUE	09/15/2028	$1,657
WRKCO INC	Corporate debt	3.75%	DUE	03/15/2025	$552
YAMANA GOLD INC	Corporate debt	2.63%	DUE	08/15/2031	$751
YAMANA GOLD INC	Corporate debt	2.63%	DUE	08/15/2031	$808
YUM BRANDS INC	Corporate debt	5.38%	DUE	04/01/2032	$23
FNMA	Fed Agency	2.50%	DUE	04/01/2044	$(2,542)
FNMA	Fed Agency	3.00%	DUE	01/15/2043	$2,634
FNMA	Fed Agency	3.50%	DUE	01/15/2041	$454
FNMA	Fed Agency	3.50%	DUE	01/15/2041	$454
FNMA	Fed Agency	3.50%	DUE	01/15/2041	$454
FNMA	Fed Agency	4.50%	DUE	01/01/2040	$482
FNMA	Fed Agency	5.00%	DUE	01/01/2040	$(1,972)
FNMA	Fed Agency	5.50%	DUE	01/01/2040	$(501)
GNMA II	Fed Agency	2.50%	DUE	08/20/2046	$2,596
GNMA	Fed Agency	5.00%	DUE	01/20/2040	$1,981
EMIRATE ABU DHABI GOVT INTL	Foreign debt	3.12%	DUE	10/11/2027	$744
HARVEST OPERATIONS CORP	Foreign debt	4.20%	DUE	06/01/2023	$199
HYDRO QUEBEC	Foreign debt	9.38%	DUE	04/15/2030	$1,167
INDONESIA REPUBLIC OF	Foreign debt	3.50%	DUE	01/11/2028	$190
5 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$(2)
5 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$3
5 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$7
5 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$2
2 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$(2)
2 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$(1)
2 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$(1)
2 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$2
2 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$12
2 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$5

30

CIGNA 401(k) PLAN

2 YR US TR NOTES	Futures	0.00%	DUE	04/05/2023	$2
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(4)
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(1)
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(8)
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(12)
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(5)
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(3)
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(15)
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(14)
10 YR US TR NOTES	Futures	0.00%	DUE	03/31/2023	$(36)
20 YR US TR BONDS	Futures	0.00%	DUE	03/31/2023	$(9)
20 YR US TR BONDS	Futures	0.00%	DUE	03/31/2023	$(12)
20 YR US TR BONDS	Futures	0.00%	DUE	03/31/2023	$(93)
20 YR US TR BONDS	Futures	0.00%	DUE	03/31/2023	$2
US ULTRA T-BOND	Futures	0.00%	DUE	03/31/2023	$1
US ULTRA T-BOND	Futures	0.00%	DUE	03/31/2023	$(1)
US ULTRA T-BOND	Futures	0.00%	DUE	03/31/2023	$(1)
US 10YR ULTRA FUT JUN16	Futures	0.00%	DUE	03/31/2023	$3
US 10YR ULTRA FUT JUN16	Futures	0.00%	DUE	03/31/2023	$9
US 10YR ULTRA FUT JUN16	Futures	0.00%	DUE	03/31/2023	$7
GNMA	Mortgage Backed	5.50%	DUE	12/01/2035	$502
FHLMC GOLD	Mortgage Backed	4.50%	DUE	06/01/2039	$57
FHLMC GOLD	Mortgage Backed	3.50%	DUE	08/01/2043	$816
FHLMC GOLD	Mortgage Backed	4.50%	DUE	09/01/2044	$84
FHLMC GOLD	Mortgage Backed	2.00%	DUE	01/01/2032	$133
FHLMC GOLD	Mortgage Backed	4.00%	DUE	04/01/2048	$69
FHLMC GOLD	Mortgage Backed	4.00%	DUE	10/01/2045	$274
FHLMC GOLD	Mortgage Backed	4.00%	DUE	08/01/2046	$225
FHLMC GOLD	Mortgage Backed	4.50%	DUE	12/01/2046	$213
FHLMC GOLD	Mortgage Backed	2.50%	DUE	01/01/2029	$252
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2037	$186
FHLMC	Mortgage Backed	3.00%	DUE	12/01/2037	$55
FHLMC GOLD	Mortgage Backed	3.00%	DUE	02/01/2043	$526
FHLMC GOLD	Mortgage Backed	3.50%	DUE	02/01/2042	$346
FHLMC GOLD	Mortgage Backed	3.00%	DUE	12/01/2042	$395
FHLMC GOLD	Mortgage Backed	4.00%	DUE	12/01/2040	$177
FHLMC GOLD	Mortgage Backed	2.50%	DUE	07/01/2031	$76
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2052	$419
FHLMC	Mortgage Backed	2.00%	DUE	01/01/2052	$7,852
FHLMC	Mortgage Backed	3.00%	DUE	01/01/2052	$1,246
FHLMC	Mortgage Backed	2.50%	DUE	08/01/2051	$826
FHLMC	Mortgage Backed	2.50%	DUE	06/01/2051	$414

31

CIGNA 401(k) PLAN

FHLMC	Mortgage Backed	2.00%	DUE	10/01/2051	$398
FHLMC	Mortgage Backed	2.50%	DUE	12/01/2051	$1,218
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$848
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$848
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$848
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$848
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$848
FHLMC	Mortgage Backed	3.00%	DUE	04/01/2052	$848
FHLMC	Mortgage Backed	3.50%	DUE	08/01/2052	$453
FHLMC	Mortgage Backed	4.00%	DUE	09/01/2052	$2,765
FHLMC GOLD	Mortgage Backed	4.00%	DUE	04/01/2042	$96
FHLMC GOLD	Mortgage Backed	3.50%	DUE	10/01/2042	$190
FHLMC GOLD	Mortgage Backed	3.00%	DUE	06/01/2043	$126
FHLMC	Mortgage Backed	3.00%	DUE	09/01/2030	$231
FHLMC	Mortgage Backed	3.50%	DUE	11/01/2047	$379
FHLMC	Mortgage Backed	5.00%	DUE	02/01/2048	$127
FHLMC	Mortgage Backed	2.00%	DUE	01/01/2051	$1,296
FHLMC	Mortgage Backed	2.50%	DUE	10/01/2051	$1,855
FHLMC	Mortgage Backed	2.50%	DUE	10/01/2051	$3,978
FHLMC	Mortgage Backed	3.00%	DUE	03/01/2052	$864
FHLMC	Mortgage Backed	3.00%	DUE	09/01/2050	$2,606
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$321
FNMA	Mortgage Backed	3.50%	DUE	01/01/2041	$235
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$62
FNMA	Mortgage Backed	3.00%	DUE	08/01/2042	$321
FNMA	Mortgage Backed	4.50%	DUE	10/01/2041	$181
FNMA	Mortgage Backed	4.00%	DUE	01/01/2042	$355
FNMA	Mortgage Backed	3.50%	DUE	12/01/2041	$240
FNMA	Mortgage Backed	4.50%	DUE	08/01/2041	$132
FNMA	Mortgage Backed	4.00%	DUE	07/01/2042	$248
FNMA	Mortgage Backed	4.00%	DUE	07/01/2042	$74
FNMA	Mortgage Backed	3.00%	DUE	12/01/2042	$211
FNMA	Mortgage Backed	4.50%	DUE	02/01/2046	$196
FNMA	Mortgage Backed	6.00%	DUE	07/01/2041	$218
FNMA	Mortgage Backed	3.00%	DUE	03/01/2043	$495
FNMA	Mortgage Backed	3.00%	DUE	03/01/2043	$211
FNMA	Mortgage Backed	3.00%	DUE	04/01/2030	$80
FNMA	Mortgage Backed	3.50%	DUE	06/01/2045	$609
FNMA	Mortgage Backed	4.00%	DUE	12/01/2045	$84
FNMA	Mortgage Backed	2.50%	DUE	09/01/2046	$149
FNMA	Mortgage Backed	2.50%	DUE	09/01/2046	$74
FNMA	Mortgage Backed	3.00%	DUE	11/01/2036	$100

32

CIGNA 401(k) PLAN

FNMA	Mortgage Backed	3.50%	DUE	12/01/2046	$150
FNMA	Mortgage Backed	3.50%	DUE	12/01/2046	$112
FNMA	Mortgage Backed	3.00%	DUE	04/01/2043	$157
FNMA	Mortgage Backed	3.50%	DUE	06/01/2043	$317
FNMA	Mortgage Backed	4.50%	DUE	09/01/2043	$125
FNMA	Mortgage Backed	3.50%	DUE	10/01/2045	$232
FNMA	Mortgage Backed	6.00%	DUE	10/01/2036	$49
FNMA	Mortgage Backed	5.50%	DUE	01/01/2037	$55
FNMA	Mortgage Backed	3.00%	DUE	12/01/2031	$128
FNMA	Mortgage Backed	2.50%	DUE	12/01/2050	$262
FNMA	Mortgage Backed	2.50%	DUE	12/01/2051	$3
FNMA	Mortgage Backed	3.50%	DUE	08/01/2052	$454
FNMA	Mortgage Backed	3.50%	DUE	06/01/2052	$49
FNMA	Mortgage Backed	5.00%	DUE	07/01/2052	$2,076
FNMA	Mortgage Backed	5.50%	DUE	11/01/2052	$502
FNMA	Mortgage Backed	5.00%	DUE	09/01/2047	$93
FNMA	Mortgage Backed	2.50%	DUE	02/01/2052	$821
FNMA	Mortgage Backed	2.50%	DUE	02/01/2051	$4,269
FNMA	Mortgage Backed	2.50%	DUE	06/01/2051	$3
FNMA	Mortgage Backed	2.50%	DUE	08/01/2051	$2,495
FNMA	Mortgage Backed	3.00%	DUE	04/01/2052	$864
FNMA	Mortgage Backed	2.50%	DUE	04/01/2052	$10
FNMA	Mortgage Backed	2.50%	DUE	04/01/2052	$10
FNMA	Mortgage Backed	2.50%	DUE	05/01/2052	$8,162
FNMA	Mortgage Backed	3.00%	DUE	07/01/2027	$147
FNMA	Mortgage Backed	4.50%	DUE	08/01/2040	$107
FNMA	Mortgage Backed	3.50%	DUE	01/01/2041	$583
FNMA	Mortgage Backed	3.50%	DUE	05/01/2042	$504
FNMA	Mortgage Backed	3.50%	DUE	03/01/2043	$237
FNMA	Mortgage Backed	4.50%	DUE	10/01/2039	$107
FNMA	Mortgage Backed	4.50%	DUE	11/01/2040	$68
FNMA	Mortgage Backed	3.50%	DUE	01/01/2046	$98
FNMA	Mortgage Backed	3.50%	DUE	01/01/2046	$96
FNMA	Mortgage Backed	3.50%	DUE	08/01/2031	$140
FNMA	Mortgage Backed	4.00%	DUE	09/01/2046	$98
FNMA	Mortgage Backed	4.50%	DUE	08/01/2047	$194
FNMA	Mortgage Backed	4.00%	DUE	08/01/2047	$89
FNMA	Mortgage Backed	3.50%	DUE	08/01/2033	$68
FNMA	Mortgage Backed	2.50%	DUE	08/01/2051	$1,631
FNMA	Mortgage Backed	2.00%	DUE	10/01/2051	$24
FNMA	Mortgage Backed	2.50%	DUE	10/01/2051	$415
FNMA	Mortgage Backed	2.50%	DUE	12/01/2051	$2,062

33

CIGNA 401(k) PLAN

FNMA	Mortgage Backed	2.00%	DUE	09/01/2050	$9,504
FNMA	Mortgage Backed	2.50%	DUE	04/01/2051	$756
FNMA	Mortgage Backed	2.50%	DUE	01/01/2052	$410
FNMA	Mortgage Backed	3.00%	DUE	07/01/2052	$869
FNMA	Mortgage Backed	4.50%	DUE	07/01/2052	$482
FNMA	Mortgage Backed	5.00%	DUE	06/01/2052	$975
FNMA	Mortgage Backed	5.50%	DUE	11/01/2052	$502
FNMA	Mortgage Backed	3.50%	DUE	11/01/2052	$405
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$37
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$44
FNMA	Mortgage Backed	4.50%	DUE	06/01/2040	$85
FNMA	Mortgage Backed	5.00%	DUE	06/01/2040	$123
FNMA	Mortgage Backed	4.50%	DUE	02/01/2041	$86
FNMA	Mortgage Backed	5.00%	DUE	02/01/2041	$58
FNMA	Mortgage Backed	4.00%	DUE	10/01/2040	$177
FNMA	Mortgage Backed	4.00%	DUE	11/01/2040	$135
GNMA	Mortgage Backed	3.00%	DUE	09/15/2042	$71
GNMA II	Mortgage Backed	3.00%	DUE	03/20/2043	$60
GNMA II	Mortgage Backed	3.50%	DUE	03/20/2043	$113
GNMA II	Mortgage Backed	3.00%	DUE	09/20/2042	$132
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2042	$269
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2042	$213
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2042	$304
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2042	$127
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2042	$144
GNMA II	Mortgage Backed	3.00%	DUE	09/20/2043	$91
GNMA II	Mortgage Backed	3.50%	DUE	10/20/2043	$148
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2043	$169
GNMA II	Mortgage Backed	4.50%	DUE	10/20/2043	$47
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2043	$171
GNMA II	Mortgage Backed	4.50%	DUE	12/20/2043	$107
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2044	$57
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2044	$28
GNMA II	Mortgage Backed	3.50%	DUE	03/20/2045	$59
GNMA II	Mortgage Backed	4.50%	DUE	03/20/2045	$51
GNMA II	Mortgage Backed	4.00%	DUE	06/20/2044	$116
GNMA II	Mortgage Backed	3.00%	DUE	12/20/2044	$92
GNMA II	Mortgage Backed	5.00%	DUE	04/20/2045	$32
GNMA II	Mortgage Backed	3.50%	DUE	04/20/2045	$64
GNMA II	Mortgage Backed	3.00%	DUE	05/20/2045	$87
GNMA II	Mortgage Backed	4.50%	DUE	05/20/2045	$35
GNMA II	Mortgage Backed	4.00%	DUE	09/20/2045	$218

34

CIGNA 401(k) PLAN

GNMA II	Mortgage Backed	3.50%	DUE	11/20/2045	$357
GNMA II	Mortgage Backed	4.00%	DUE	11/20/2045	$51
GNMA II	Mortgage Backed	4.00%	DUE	12/20/2045	$95
GNMA II	Mortgage Backed	3.00%	DUE	01/20/2046	$91
GNMA II	Mortgage Backed	3.50%	DUE	05/20/2046	$142
GNMA II	Mortgage Backed	3.50%	DUE	07/20/2046	$156
GNMA II	Mortgage Backed	3.50%	DUE	07/20/2046	$231
GNMA II	Mortgage Backed	5.00%	DUE	07/20/2046	$136
GNMA II	Mortgage Backed	4.50%	DUE	09/20/2046	$49
GNMA II	Mortgage Backed	4.00%	DUE	10/20/2046	$43
GNMA II	Mortgage Backed	4.50%	DUE	10/20/2046	$53
GNMA II	Mortgage Backed	4.00%	DUE	11/20/2046	$65
GNMA II	Mortgage Backed	4.50%	DUE	11/20/2046	$86
GNMA II	Mortgage Backed	2.50%	DUE	12/20/2046	$57
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2046	$57
GNMA II	Mortgage Backed	3.50%	DUE	12/20/2046	$278
GNMA II	Mortgage Backed	4.00%	DUE	02/20/2047	$72
GNMA II	Mortgage Backed	4.00%	DUE	03/20/2047	$159
GNMA II	Mortgage Backed	4.00%	DUE	08/20/2048	$147
GNMA II	Mortgage Backed	4.50%	DUE	08/20/2047	$167
GNMA II	Mortgage Backed	5.00%	DUE	11/20/2047	$230
GNMA	Mortgage Backed	2.50%	DUE	04/20/2052	$865
GNMA	Mortgage Backed	2.00%	DUE	10/20/2051	$504
GNMA	Mortgage Backed	3.00%	DUE	10/20/2051	$3,391
GNMA	Mortgage Backed	3.00%	DUE	10/20/2051	$894
GNMA	Mortgage Backed	3.00%	DUE	11/20/2051	$408
GNMA	Mortgage Backed	3.00%	DUE	12/20/2051	$1,019
GNMA	Mortgage Backed	2.50%	DUE	03/20/2052	$870
GNMA	Mortgage Backed	3.00%	DUE	10/20/2052	$445
GNMA	Mortgage Backed	4.00%	DUE	10/20/2041	$167
GNMA	Mortgage Backed	4.50%	DUE	10/20/2041	$809
GNMA	Mortgage Backed	4.50%	DUE	04/15/2040	$53
GNMA	Mortgage Backed	4.00%	DUE	01/15/2041	$90
UNIV OF CALIFORNIA CA RGTS MED	Municipals	4.13%	DUE	05/15/2032	$630
CLEARNET	Notional Par Contrac	4.30%	DUE	08/15/2028	$586
STATE STREET STIF	Sweep Investment		DUE		$224
STATE STREET STIF	Sweep Investment		DUE		$175
STATE STREET STIF	Sweep Investment		DUE		$483
STATE STREET STIF	Sweep Investment		DUE		$951
STATE STREET STIF	Sweep Investment		DUE		$410
US TREASURY N B	US Govt Bonds	2.00%	DUE	11/15/2041	$640
US TREASURY N B	US Govt Bonds	2.00%	DUE	11/15/2041	$1,438

35

CIGNA 401(k) PLAN

	US TREASURY N B	US Govt Bonds	2.25%	DUE	11/15/2024	$82
	US TREASURY	US Govt Bonds	0.00%	DUE	11/15/2043	$140
	OTHER ASSETS					$1,812
	SUBTOTAL					$495,691
	Total Prudential Stable Value Fund					$724,443

Mass Mutual	MASSMUTUAL (CONTRACT INTEREST RATE(1/1/22-12/31/2022 3.00%)	Synthetic Contract

	APOLLO AVIATION SECURITIZATION	Asset Backed	6.41%	DUE	01/16/2040	$(1)
	AASET 2019 1 TRUST	Asset Backed	3.84%	DUE	05/15/2039	$142
	AASET 2021-2 TRUST	Asset Backed	3.54%	DUE	01/15/2047	$479
	ADAMS OUTDOOR ADVERTISING	Asset Backed	4.81%	DUE	11/15/2048	$412
	BUSINESS JET SECURITIES LLC	Asset Backed	2.16%	DUE	04/15/2036	$826
	CAPITAL AUTOMOTIVE REIT	Asset Backed	3.25%	DUE	02/15/2050	$197
	CAPITAL AUTOMOTIVE REIT	Asset Backed	3.81%	DUE	02/15/2050	$180
	CASTLELAKE AIRCRAFT SECURITIZA	Asset Backed	3.97%	DUE	04/15/2039	$359
	COLLEGE AVE STUDENT LOANS	Asset Backed	4.46%	DUE	12/28/2048	$258
	COMMONBOND STUDENT LOAN T	Asset Backed	3.16%	DUE	08/25/2050	$683
	COMMONBOND STUDENT LOAN T	Asset Backed	3.16%	DUE	08/25/2050	$81
	CREDIT SUISSE ABS REPACKAGING	Asset Backed	2.50%	DUE	01/25/2030	$15
	CREDIT SUISSE ABS REPACKAGING	Asset Backed	2.50%	DUE	01/25/2030	$27
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.68%	DUE	08/01/2043	$49
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.68%	DUE	08/01/2043	$147
	EDUCATION LOAN ASSET BACKE	Asset Backed	5.68%	DUE	08/01/2043	$147
	EDUCATION LOAN ASSET-BACKED TR	Asset Backed	5.39%	DUE	11/25/2033	$169
	EDVESTINU PRIVATE EDUCATION LO	Asset Backed	1.80%	DUE	11/25/2045	$297
	FALCON AEROSPACE LTD	Asset Backed	3.60%	DUE	09/15/2039	$411
	GOODGREEN TRUST	Asset Backed	3.23%	DUE	10/15/2052	$73
	GOODGREEN TRUST	Asset Backed	3.74%	DUE	10/15/2052	$96
	GOODGREEN TRUST	Asset Backed	2.76%	DUE	04/15/2055	$518
	GOODGREEN TRUST	Asset Backed	2.76%	DUE	04/15/2055	$933
	GOODGREEN TRUST	Asset Backed	3.26%	DUE	10/15/2053	$273
	HERO FUNDING TRUST	Asset Backed	3.19%	DUE	09/20/2048	$118
	HERO FUNDING TRUST	Asset Backed	4.67%	DUE	09/20/2048	$66
	HIGHER EDUCATION FUNDING	Asset Backed	4.94%	DUE	01/01/2044	$585
	HIGHER EDUCATION FUNDING	Asset Backed	0.00%	DUE	01/01/2044	$570
	HORIZON AIRCRAFT FINANCE I LIM	Asset Backed	3.72%	DUE	07/15/2039	$288
	HORIZON AIRCRAFT FINANCE I LIM	Asset Backed	3.42%	DUE	11/15/2039	$547
	HORIZON AIRCRAFT FINANCE I LIM	Asset Backed	3.42%	DUE	11/15/2039	$199
	HORIZON AIRCRAFT FINANCE I LIM	Asset Backed	4.46%	DUE	11/15/2039	$898
	321 HENDERSON RECEIVABLES I LL	Asset Backed	3.96%	DUE	03/15/2063	$174
	JP MORGAN STUDENT LOAN TRUST	Asset Backed	4.72%	DUE	06/28/2039	$145

36

CIGNA 401(k) PLAN

MACH I	Asset Backed	3.47%	DUE	10/15/2039	$316
MARINER FINANCE ISSUANCE TRUST	Asset Backed	1.86%	DUE	03/20/2036	$2,133
MOSAIC SOLAR LOANS LLC	Asset Backed	4.45%	DUE	06/20/2042	$20
NAVIENT STUDENT LOAN TRUST	Asset Backed	4.44%	DUE	12/15/2059	$127
NAVIENT STUDENT LOAN TRUST 201	Asset Backed	5.89%	DUE	07/25/2052	$363
NAVIENT STUDENT LOAN TRUST	Asset Backed	6.64%	DUE	06/25/2069	$2,447
NAVIENT STUDENT LOAN TRUST	Asset Backed	6.49%	DUE	08/26/2069	$3,219
NAVIENT STUDENT LOAN TRUST	Asset Backed	5.44%	DUE	08/25/2070	$2,954
NELNET STUDENT LOAN TRUST	Asset Backed	4.71%	DUE	10/25/2040	$137
NELNET STUDENT LOAN TRUST	Asset Backed	4.92%	DUE	03/23/2037	$170
NELNET STUDENT LOAN TRUST	Asset Backed	5.59%	DUE	09/27/2066	$468
NELNET STUDENT LOAN TRUST	Asset Backed	2.53%	DUE	10/25/2067	$567
NELNET PRIVATE EDUCATION LOAN	Asset Backed	6.14%	DUE	12/26/2040	$1
NORTHSTAR EDUCATION FINANCE	Asset Backed	5.35%	DUE	01/29/2046	$1,360
OAK STREET INVESTMENT GRADE	Asset Backed	2.21%	DUE	10/20/2050	$1,962
OAK STREET INVESTMENT GRADE	Asset Backed	3.26%	DUE	01/20/2051	$1,237
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	3.95%	DUE	11/14/2028	$540
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	1.75%	DUE	09/14/2035	$1,317
ONEMAIN FINANCIAL ISSUANCE TR	Asset Backed	3.14%	DUE	10/14/2036	$2,324
ONEMAIN DIRECT AUTO RECEIVABLE	Asset Backed	5.07%	DUE	06/14/2029	$2,112
OXFORD FINANCE FUNDING TRUST	Asset Backed	3.10%	DUE	02/15/2028	$346
OXFORD FINANCE FUNDING TRUST	Asset Backed	3.10%	DUE	02/15/2028	$888
PIONEER AIRCRAFT FINANCE LIMIT	Asset Backed	3.97%	DUE	06/15/2044	$307
RENEW FINANCIAL	Asset Backed	2.06%	DUE	11/20/2056	$718
STONEPEAK	Asset Backed	2.30%	DUE	02/28/2033	$562
STONEPEAK	Asset Backed	2.68%	DUE	02/28/2033	$1,105
SLC STUDENT LOAN TRUST	Asset Backed	4.85%	DUE	02/15/2045	$77
SLM STUDENT LOAN TRUST	Asset Backed	4.54%	DUE	07/25/2055	$236
SLM STUDENT LOAN TRUST	Asset Backed	4.56%	DUE	01/25/2070	$125
SLAM 2021 1 LLC	Asset Backed	2.43%	DUE	06/15/2046	$1,016
SANTANDER REVOLVING AUTO LOAN	Asset Backed	3.45%	DUE	01/26/2032	$2,201
SLM STUDENT LOAN TRUST	Asset Backed	4.57%	DUE	01/25/2070	$409
SOCIAL PROFESSIONAL LOAN PROGR	Asset Backed	3.36%	DUE	02/15/2046	$1,354
HELIOS ISSUER LLC	Asset Backed	4.87%	DUE	07/20/2048	$141
SUTTONPARK STRUCTURED SETTLEME	Asset Backed	4.19%	DUE	01/15/2071	$187
TRIBUTE RAIL LLC	Asset Backed	4.76%	DUE	05/17/2052	$1,863
TRINITY RAIL LEASING L P	Asset Backed	5.19%	DUE	10/16/2040	$587
TRINITY RAIL LEASING L P	Asset Backed	5.19%	DUE	10/16/2040	$128
WAVE USA	Asset Backed	3.60%	DUE	09/15/2044	$653
WENDYS FUNDING LLC	Asset Backed	2.37%	DUE	06/15/2051	$567
WILLIS ENGINE SECURITIZATION T	Asset Backed	4.69%	DUE	08/15/2042	$557
WILLIS ENGINE SECURITIZATION	Asset Backed	4.75%	DUE	09/15/2043	$155

37

CIGNA 401(k) PLAN

WILLIS ENGINE SECURITIZATION T	Asset Backed	3.10%	DUE	05/15/2046	$760
ZAXBY S FUNDING LLC	Asset Backed	3.24%	DUE	07/30/2051	$472
ZAXBY S FUNDING LLC	Asset Backed	3.24%	DUE	07/30/2051	$2,065
ARROYO MORTGAGE TRUST	CMO	3.62%	DUE	12/25/2056	$1,755
AVENTURA MALL TRUST	CMO	4.11%	DUE	07/05/2040	$645
AVENTURA MALL TRUST	CMO	4.11%	DUE	07/05/2040	$827
BARCLAYS COMMERCIAL MORTGAGE S	CMO	4.27%	DUE	08/05/2038	$170
BARCLAYS COMMERCIAL MORTGAGE S	CMO	4.27%	DUE	08/05/2038	$591
BARCLAYS COMMERCIAL MORTGAGE S	CMO	4.27%	DUE	08/05/2038	$89
BARCLAYS COMMERCIAL MORTGAGE S	CMO	4.27%	DUE	08/05/2038	$90
BANC OF AMERICA MERRILL LYNCH	CMO	4.09%	DUE	08/10/2038	$396
BX TRUST	CMO	5.70%	DUE	10/15/2036	$1,326
BX TRUST	CMO	6.25%	DUE	10/15/2036	$456
BX TRUST	CMO	6.45%	DUE	10/15/2036	$559
BX TRUST	CMO	6.12%	DUE	06/15/2038	$1,121
BX TRUST	CMO	5.27%	DUE	09/15/2023	$3,419
BANK 2018 BN14 C	CMO	4.61%	DUE	09/15/2060	$259
BANK 2018 BN14 C	CMO	4.61%	DUE	09/15/2060	$25
BANK 2021 BN36 B	CMO	4.27%	DUE	02/15/2052	$197
BANK 2019 BN16 AS	CMO	2.87%	DUE	09/15/2064	$1,650
BANK 2017 BNK7 B	CMO	3.95%	DUE	09/15/2060	$1,172
BENCHMARK MORTGAGE TRUST	CMO	3.13%	DUE	09/15/2048	$1,491
BENCHMARK MORTGAGE TRUST	CMO	2.27%	DUE	02/15/2054	$1,005
BENCHMARK MORTGAGE TRUST	CMO	2.99%	DUE	04/15/2054	$567
BRAVO RESIDENTIAL FUNDING TRU	CMO	3.18%	DUE	05/25/2060	$1,860
CD COMMERCIAL MORTGAGE TRUST	CMO	3.37%	DUE	08/15/2057	$379
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$263
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$178
CD COMMERCIAL MORTGAGE TRUST	CMO	3.72%	DUE	08/15/2057	$787
CD COMMERCIAL MORTGAGE TRUST	CMO	4.55%	DUE	02/10/2050	$1,255
CFCRE COMMERCIAL MORTGAGE TRUS	CMO	3.22%	DUE	11/10/2049	$367
COMMERICAL MORTGAGE TRUST	CMO	4.51%	DUE	09/10/2047	$351
COMMERICAL MORTGAGE TRUST	CMO	4.07%	DUE	03/10/2048	$455
COLEM 2021 HLNE MORTGAGE TR	CMO	2.46%	DUE	04/12/2042	$897
CITIGROUP COMMERCIAL MORTGAGE	CMO	4.17%	DUE	10/12/2050	$458
CITIGROUP COMMERCIAL MORTGAGE	CMO	4.17%	DUE	10/12/2050	$2,759
CITIGROUP COMMERCIAL MORTGAGE	CMO	3.50%	DUE	08/10/2056	$250
DEEPHAVEN RESIDENTIAL MORTGA	CMO	2.09%	DUE	05/25/2065	$1,254
FLAGSTAR MORTGAGE TRUST	CMO	2.50%	DUE	07/25/2051	$1,914
GCAT	CMO	3.48%	DUE	12/27/2066	$2,496
GS MORTGAGE SECURITIES TRUST	CMO	3.99%	DUE	10/10/2049	$558
GS MORTGAGE SECURITIES TRUST	CMO	4.30%	DUE	03/10/2050	$1,411

38

CIGNA 401(k) PLAN

GS MORTGAGE BACKED SECURITIES	CMO	2.50%	DUE	11/25/2051	$759
JP MORGAN MORTGAGE TRUST	CMO	3.45%	DUE	01/25/2047	$39
JP MORGAN CHASE COMMERCIAL	CMO	2.52%	DUE	10/09/2042	$1,198
JP MORGAN CHASE COMMERCIAL	CMO	3.45%	DUE	01/05/2039	$1,858
KNDL 2019-KNSQ MORTGAGE TRUST	CMO	6.12%	DUE	05/15/2036	$439
LIFE FINANCIAL SERVICES TRUST	CMO	6.07%	DUE	03/15/2038	$1,195
MKT 2020 525M MORTGAGE TRUST	CMO	2.94%	DUE	02/12/2040	$152
MKT 2020 525M MORTGAGE TRUST	CMO	2.94%	DUE	02/12/2040	$279
MFT TRUST	CMO	3.36%	DUE	02/10/2042	$363
MFT TRUST	CMO	3.48%	DUE	02/10/2042	$381
MORGAN STANLEY CAPITAL I TRUST	CMO	2.95%	DUE	04/15/2031	$1,044
MORGAN STANLEY CAPITAL I TRUST	CMO	4.59%	DUE	03/15/2049	$3,249
MORGAN STANLEY CAPITAL I TRUST	CMO	4.27%	DUE	03/15/2052	$565
NEW RESIDENTIAL MORTGAGE LOAN	CMO	3.21%	DUE	01/26/2060	$1,074
NEWREZ WAREHOUSE SECURITIZATI	CMO	5.79%	DUE	05/25/2055	$1,669
SOFI MORTGAGE TRUST	CMO	3.00%	DUE	11/25/2046	$56
SEQUOIA MORTGAGE TRUST	CMO	4.00%	DUE	06/25/2048	$37
STARWOOD MORTGAGE RESIDENTIAL	CMO	2.59%	DUE	04/25/2060	$2,538
VERUS SECURITIZATION TRUST	CMO	3.89%	DUE	04/25/2060	$2,534
VERUS SECURITIZATION TRUST	CMO	2.41%	DUE	04/25/2064	$531
VERUS SECURITIZATION TRUST	CMO	2.40%	DUE	06/25/2066	$1,458
WELLS FARGO COMMERCIAL MTG	CMO	4.40%	DUE	06/15/2051	$240
WELLS FARGO COMMERCIAL MTG	CMO	4.56%	DUE	06/15/2051	$52
AMCOR FLEXIBLES NORTH AMER	Commercial Paper	0.00%	DUE	02/21/2023	$3,971
AMCOR FLEXIBLES NORTH AMER	Commercial Paper	0.00%	DUE	02/23/2023	$3,970
AMERICAN ELECTRIC POWER CO	Commercial Paper	0.00%	DUE	02/01/2023	$2,987
EVERGY KANSAS	Commercial Paper	0.00%	DUE	02/02/2023	$5,972
NASDAQ INC	Commercial Paper	0.00%	DUE	03/08/2023	$2,973
PARKER HANNIFIN CORP 4 2	Commercial Paper	0.00%	DUE	04/06/2023	$3,750
SPIRE INC	Commercial Paper	0.00%	DUE	02/09/2023	$4,475
SUNCOR ENERGY INC	Commercial Paper	0.00%	DUE	02/06/2023	$2,985
SUNCOR ENERGY INC	Commercial Paper	0.00%	DUE	03/15/2023	$4,947
TAMPA ELECTRIC CO	Commercial Paper	0.00%	DUE	02/21/2023	$3,971
WALGREENS BOOTS	Commercial Paper	0.00%	DUE	02/06/2023	$4,974
WASTE MANAGEMENT INC	Commercial Paper	0.00%	DUE	02/08/2023	$5,968
ABN AMRO BANK NV	Corporate debt	4.75%	DUE	07/28/2025	$81
ABN AMRO BANK NV	Corporate debt	4.75%	DUE	07/28/2025	$98
ABN AMRO BANK NV	Corporate debt	4.75%	DUE	07/28/2025	$402
ABN AMRO BANK NV	Corporate debt	4.75%	DUE	07/28/2025	$536
ABN AMRO BANK NV	Corporate debt	4.75%	DUE	07/28/2025	$349
AT&T INC	Corporate debt	3.50%	DUE	09/15/2053	$864
AT&T INC	Corporate debt	3.55%	DUE	09/15/2055	$1,601

39

CIGNA 401(k) PLAN

ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$180
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$112
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$202
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$274
ABBVIE INC	Corporate debt	4.70%	DUE	05/14/2045	$337
ADVOCATE HEALTH CORP	Corporate debt	3.83%	DUE	08/15/2028	$262
AERCAP IRELAND CAPITAL LTD	Corporate debt	3.65%	DUE	07/21/2027	$226
AERCAP IRELAND CAPITAL LTD	Corporate debt	3.65%	DUE	07/21/2027	$136
AERCAP IRELAND CAPITAL LTD	Corporate debt	3.65%	DUE	07/21/2027	$199
AERCAP IRELAND CAP GLOBAL	Corporate debt	3.30%	DUE	01/30/2032	$2,070
AIR LEASE CORP	Corporate debt	3.62%	DUE	04/01/2027	$96
AIR LEASE CORP	Corporate debt	3.62%	DUE	04/01/2027	$548
AIR LEASE CORP	Corporate debt	3.62%	DUE	04/01/2027	$356
ALASKA AIR 2020 1 CL B	Corporate debt	8.00%	DUE	02/15/2027	$1,916
ALLIANZ SE	Corporate debt	3.50%	DUE	01/30/3100	$506
ALLIANZ SE	Corporate debt	3.50%	DUE	01/30/3100	$844
ALLIANZ SE	Corporate debt	3.50%	DUE	01/30/3100	$844
ALLIANZ SE	Corporate debt	3.50%	DUE	01/30/3100	$213
ALLIANT ENERGY FINANCE	Corporate debt	1.40%	DUE	03/15/2026	$1,445
ALLSTATE CORP	Corporate debt	5.75%	DUE	08/15/2053	$283
ALLSTATE CORP	Corporate debt	5.75%	DUE	08/15/2053	$447
ALLSTATE CORP	Corporate debt	5.75%	DUE	08/15/2053	$377
ALLSTATE CORP	Corporate debt	5.75%	DUE	08/15/2053	$52
ALLSTATE CORP	Corporate debt	5.75%	DUE	08/15/2053	$161
ALLSTATE CORP	Corporate debt	5.75%	DUE	08/15/2053	$140
ALTRIA GROUP INC	Corporate debt	5.80%	DUE	02/14/2039	$875
AMAZON COM INC	Corporate debt	4.05%	DUE	08/22/2047	$273
AMAZON COM INC	Corporate debt	4.05%	DUE	08/22/2047	$152
AMCOR FLEXIBLES NORTH AM	Corporate debt	2.69%	DUE	05/25/2031	$838
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$210
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$83
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$12
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$143
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$140
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$52
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$215
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$255
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$84
AMERICAN INTERNATIONAL GROUP	Corporate debt	5.75%	DUE	04/01/2048	$163
AMERICAN TOWER TRUST	Corporate debt	3.65%	DUE	03/23/2048	$208
ANHEUSER BUSCH CO INBEV	Corporate debt	4.90%	DUE	02/01/2046	$436
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	8.20%	DUE	01/15/2039	$106

40

CIGNA 401(k) PLAN

ANHEUSER-BUSCH INBEV WORLD	Corporate debt	8.20%	DUE	01/15/2039	$82
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	8.20%	DUE	01/15/2039	$323
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	8.20%	DUE	01/15/2039	$281
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	4.60%	DUE	04/15/2048	$225
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	4.60%	DUE	04/15/2048	$132
ANHEUSER-BUSCH INBEV WORLD	Corporate debt	4.60%	DUE	04/15/2048	$47
ANTARES HOLDINGS	Corporate debt	6.00%	DUE	08/15/2023	$540
ANTARES HOLDINGS	Corporate debt	6.00%	DUE	08/15/2023	$295
ANTARES HOLDINGS	Corporate debt	6.00%	DUE	08/15/2023	$59
ANTARES HOLDINGS	Corporate debt	8.50%	DUE	05/18/2025	$944
ANTARES HOLDINGS	Corporate debt	3.95%	DUE	07/15/2026	$662
ANTARES HOLDINGS	Corporate debt	3.95%	DUE	07/15/2026	$322
ANTARES HOLDINGS	Corporate debt	2.75%	DUE	01/15/2027	$661
APOLLO MANAGEMENT HOLDIN	Corporate debt	4.95%	DUE	01/14/2050	$227
APOLLO MANAGEMENT HOLDIN	Corporate debt	4.95%	DUE	01/14/2050	$126
APOLLO MANAGEMENT HOLDIN	Corporate debt	4.95%	DUE	01/14/2050	$111
APOLLO MANAGEMENT HOLDIN	Corporate debt	4.95%	DUE	01/14/2050	$393
ARES CAPITAL CORP	Corporate debt	2.15%	DUE	07/15/2026	$947
ARES CAPITAL CORP	Corporate debt	2.15%	DUE	07/15/2026	$1,724
ARES FINANCE CO	Corporate debt	4.12%	DUE	06/30/2051	$793
ASCOT GROUP LTD	Corporate debt	4.25%	DUE	12/15/2030	$1,926
ASCOT GROUP LTD	Corporate debt	4.25%	DUE	12/15/2030	$650
ASCOT GROUP LTD	Corporate debt	4.25%	DUE	12/15/2030	$171
ATHENE GLOBAL FUNDING	Corporate debt	2.67%	DUE	06/07/2031	$1,269
ATHENE HOLDING LTD	Corporate debt	6.15%	DUE	04/03/2030	$662
AVIATION CAPITAL GROUP	Corporate debt	3.88%	DUE	05/01/2023	$539
AVIATION CAPITAL GROUP	Corporate debt	3.88%	DUE	05/01/2023	$297
AVIATION CAPITAL GROUP	Corporate debt	3.88%	DUE	05/01/2023	$460
AVIATION CAPITAL GROUP	Corporate debt	5.50%	DUE	12/15/2024	$2,943
AVNET INC	Corporate debt	3.00%	DUE	05/15/2031	$1,091
AVOLON HOLDINGS FNDG LTD	Corporate debt	3.25%	DUE	02/15/2027	$596
AVOLON HOLDINGS FNDG LTD	Corporate debt	3.25%	DUE	02/15/2027	$163
AVOLON HOLDINGS FNDG LTD	Corporate debt	5.50%	DUE	01/15/2026	$143
AVOLON HOLDINGS FNDG LTD	Corporate debt	4.25%	DUE	04/15/2026	$994
AVOLON HOLDINGS FNDG LTD	Corporate debt	4.25%	DUE	04/15/2026	$390
AVOLON HOLDINGS FNDG LTD	Corporate debt	4.25%	DUE	04/15/2026	$145
AVOLON HOLDINGS FNDG LTD	Corporate debt	4.25%	DUE	04/15/2026	$340
AVOLON HOLDINGS FNDG LTD	Corporate debt	2.53%	DUE	11/18/2027	$1,364
AXIS SPECIALTY FINANCE	Corporate debt	4.90%	DUE	01/15/2040	$361
AXIS SPECIALTY FINANCE	Corporate debt	4.90%	DUE	01/15/2040	$197
BAT CAPITAL CORP	Corporate debt	3.56%	DUE	08/15/2027	$319
BAT CAPITAL CORP	Corporate debt	3.56%	DUE	08/15/2027	$365

41

CIGNA 401(k) PLAN

BAT CAPITAL CORP	Corporate debt	4.76%	DUE	09/06/2049	$80
BAT CAPITAL CORP	Corporate debt	4.70%	DUE	04/02/2027	$841
BAT CAPITAL CORP	Corporate debt	4.70%	DUE	04/02/2027	$962
BAT CAPITAL CORP	Corporate debt	2.26%	DUE	03/25/2028	$358
BP CAPITAL MARKETS PLC	Corporate debt	4.38%	DUE	01/30/3100	$202
BP CAPITAL MARKETS PLC	Corporate debt	4.38%	DUE	01/30/3100	$457
BP CAPITAL MARKETS PLC	Corporate debt	4.38%	DUE	01/30/3100	$54
BP CAPITAL MARKETS PLC	Corporate debt	4.38%	DUE	01/30/3100	$134
BP CAPITAL MARKETS PLC	Corporate debt	4.38%	DUE	01/30/3100	$786
BP CAPITAL MARKETS PLC	Corporate debt	4.88%	DUE	01/30/3100	$880
BPCE SA	Corporate debt	4.62%	DUE	07/11/2024	$84
BPCE SA	Corporate debt	4.62%	DUE	07/11/2024	$194
BPCE SA	Corporate debt	4.62%	DUE	07/11/2024	$111
BPCE SA	Corporate debt	4.62%	DUE	07/11/2024	$214
BPCE SA	Corporate debt	3.12%	DUE	10/19/2032	$877
BPCE SA	Corporate debt	3.50%	DUE	10/23/2027	$405
BPCE SA	Corporate debt	3.50%	DUE	10/23/2027	$315
BPCE SA	Corporate debt	3.50%	DUE	10/23/2027	$396
BANK OF AMERICA CORP	Corporate debt	4.27%	DUE	07/23/2029	$234
BANK OF AMERICA CORP	Corporate debt	2.30%	DUE	07/21/2032	$791
BANK OF AMERICA CORP	Corporate debt	2.48%	DUE	09/21/2036	$1,231
BANK OF AMERICA CORP	Corporate debt	3.85%	DUE	03/08/2037	$1,221
BANK OF NOVA SCOTIA	Corporate debt	4.65%	DUE	01/30/3100	$191
BANK OF NOVA SCOTIA	Corporate debt	4.65%	DUE	01/30/3100	$103
BANK OF NOVA SCOTIA	Corporate debt	4.65%	DUE	01/30/3100	$129
BANK OF NOVA SCOTIA	Corporate debt	4.65%	DUE	01/30/3100	$372
BANK OF NOVA SCOTIA	Corporate debt	4.65%	DUE	01/30/3100	$437
BANK OF NOVA SCOTIA	Corporate debt	4.65%	DUE	01/30/3100	$302
BARCLAYS PLC	Corporate debt	5.20%	DUE	05/12/2026	$959
BARCLAYS PLC	Corporate debt	4.34%	DUE	01/10/2028	$186
BARCLAYS PLC	Corporate debt	4.34%	DUE	01/10/2028	$279
BARCLAYS PLC	Corporate debt	4.34%	DUE	01/10/2028	$349
BARCLAYS PLC	Corporate debt	4.34%	DUE	01/10/2028	$447
BARCLAYS PLC	Corporate debt	8.00%	DUE	01/30/3100	$1,004
BIO RAD LABS	Corporate debt	3.70%	DUE	03/15/2032	$1,131
BLACKROCK TCP CAP CORP	Corporate debt	3.90%	DUE	08/23/2024	$970
BLACKSTONE PRIVATE CRE	Corporate debt	1.75%	DUE	09/15/2024	$193
BLACKSTONE PRIVATE CRE	Corporate debt	1.75%	DUE	09/15/2024	$920
BLACKSTONE PRIVATE CRE	Corporate debt	2.62%	DUE	12/15/2026	$784
BLACKSTONE PRIVATE CRE	Corporate debt	2.70%	DUE	01/15/2025	$1,212
BLUE OWL FINANCE LLC	Corporate debt	3.12%	DUE	06/10/2031	$1,009
BLUE OWL FINANCE LLC	Corporate debt	3.12%	DUE	06/10/2031	$191

42

CIGNA 401(k) PLAN

BLUE OWL FINANCE LLC	Corporate debt	3.12%	DUE	06/10/2031	$254
BLUE OWL FINANCE LLC	Corporate debt	3.12%	DUE	06/10/2031	$508
BLUE OWL FINANCE LLC	Corporate debt	4.12%	DUE	10/07/2051	$632
BOEING CO	Corporate debt	5.93%	DUE	05/01/2060	$364
BOEING CO	Corporate debt	5.15%	DUE	05/01/2030	$1,443
BRITISH AIR 21 1 B PPT	Corporate debt	3.90%	DUE	03/15/2033	$779
BRITISH AIR 20 1 A PPT	Corporate debt	4.25%	DUE	11/15/2032	$572
BRITISH TELECOMMUNICATIONS	Corporate debt	9.62%	DUE	12/15/2030	$569
BROADSTONE NET LEASE LLC	Corporate debt	2.60%	DUE	09/15/2031	$880
BROOKFIELD FINANCE INC	Corporate debt	4.35%	DUE	04/15/2030	$1,232
BURLINGTON NORTH SANTA FE	Corporate debt	4.90%	DUE	04/01/2044	$124
BURLINGTON NORTH SANTA FE	Corporate debt	4.90%	DUE	04/01/2044	$95
BURLINGTON NORTH SANTA FE	Corporate debt	4.90%	DUE	04/01/2044	$119
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$24
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$7
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$27
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$128
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$5
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$13
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$6
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$116
CCO HOLDINGS LLC CAP CORP	Corporate debt	5.12%	DUE	05/01/2027	$181
CCL INDUSTRIES INC	Corporate debt	3.05%	DUE	06/01/2030	$904
CNO FINANCIAL GROUP INC	Corporate debt	5.25%	DUE	05/30/2029	$1,334
CNO FINANCIAL GROUP INC	Corporate debt	5.25%	DUE	05/30/2029	$978
CSX CORP	Corporate debt	5.50%	DUE	04/15/2041	$177
CSX CORP	Corporate debt	5.50%	DUE	04/15/2041	$126
CSX CORP	Corporate debt	5.50%	DUE	04/15/2041	$167
CSL FINANCE PLC	Corporate debt	4.62%	DUE	04/27/2042	$551
CVS CAREMARK CORP	Corporate debt	4.88%	DUE	07/20/2035	$100
CVS CAREMARK CORP	Corporate debt	4.88%	DUE	07/20/2035	$57
CVS CAREMARK CORP	Corporate debt	4.88%	DUE	07/20/2035	$38
CVS CAREMARK CORP	Corporate debt	4.88%	DUE	07/20/2035	$110
CVS HEALTH CORP	Corporate debt	5.05%	DUE	03/25/2048	$235
CVS HEALTH CORP	Corporate debt	5.05%	DUE	03/25/2048	$135
CVS HEALTH CORP	Corporate debt	5.05%	DUE	03/25/2048	$203
CARLYLE FINANCE SUB LLC	Corporate debt	3.50%	DUE	09/19/2029	$301
CARLYLE FINANCE SUB LLC	Corporate debt	3.50%	DUE	09/19/2029	$166
CELANESE US HOLDINGS LLC	Corporate debt	6.05%	DUE	03/15/2025	$1,537
CENOVUS ENERGY INC	Corporate debt	6.75%	DUE	11/15/2039	$104
CENOVUS ENERGY INC	Corporate debt	6.75%	DUE	11/15/2039	$208
CENOVUS ENERGY INC	Corporate debt	6.75%	DUE	11/15/2039	$172

43

CIGNA 401(k) PLAN

CENTERPOINT ENERGY RESOURCES	Corporate debt	6.62%	DUE	11/01/2037	$259
CENTERPOINT ENERGY RES	Corporate debt	5.85%	DUE	01/15/2041	$177
CENTERPOINT ENERGY RES	Corporate debt	5.85%	DUE	01/15/2041	$96
CHARTER COMM OPT LLC CAP	Corporate debt	6.48%	DUE	10/23/2045	$90
CHARTER COMM OPT LLC CAP	Corporate debt	6.48%	DUE	10/23/2045	$90
CHARTER COMM OPT LLC CAP	Corporate debt	6.48%	DUE	10/23/2045	$348
CHARTER COMM OPT LLC CAP	Corporate debt	3.90%	DUE	06/01/2052	$277
CLEVELAND ELECTRIC ILLUM	Corporate debt	3.50%	DUE	04/01/2028	$151
CLEVELAND ELECTRIC ILLUM	Corporate debt	3.50%	DUE	04/01/2028	$92
CLEVELAND ELECTRIC ILLUM	Corporate debt	3.50%	DUE	04/01/2028	$133
CLEVELAND ELECTRIC ILLUM	Corporate debt	3.50%	DUE	04/01/2028	$915
COMCAST CORP	Corporate debt	3.97%	DUE	11/01/2047	$205
COMCAST CORP	Corporate debt	3.97%	DUE	11/01/2047	$349
COMCAST CORP	Corporate debt	2.89%	DUE	11/01/2051	$230
COMCAST CORP	Corporate debt	2.94%	DUE	11/01/2056	$300
COREBRIDGE FINANCIAL INC	Corporate debt	6.88%	DUE	12/15/2052	$411
COREBRIDGE FINANCIAL INC	Corporate debt	6.88%	DUE	12/15/2052	$1,086
CREDIT SUISSE GROUP AG	Corporate debt	2.59%	DUE	09/11/2025	$1,041
CREDIT SUISSE GROUP AG	Corporate debt	6.37%	DUE	07/15/2026	$658
CREDIT SUISSE GROUP AG	Corporate debt	6.50%	DUE	08/08/2023	$581
CREDIT SUISSE GROUP AG	Corporate debt	6.50%	DUE	08/08/2023	$319
CREDIT SUISSE GROUP AG	Corporate debt	6.50%	DUE	08/08/2023	$143
CUSTOMERS BANCORP INC	Corporate debt	2.88%	DUE	08/15/2031	$3,583
DEUTSCHE BANK NY	Corporate debt	2.55%	DUE	01/07/2028	$1,472
DIAMONDBACK ENERGY INC	Corporate debt	6.25%	DUE	03/15/2053	$609
DISCOVER BANK	Corporate debt	4.68%	DUE	08/09/2028	$806
DISCOVER BANK	Corporate debt	4.68%	DUE	08/09/2028	$441
DISCOVER BANK	Corporate debt	4.68%	DUE	08/09/2028	$959
DISCOVERY COMMUNICATIONS	Corporate debt	4.65%	DUE	05/15/2050	$166
DISCOVERY COMMUNICATIONS	Corporate debt	4.00%	DUE	09/15/2055	$414
DOMINION RESOURCES INC	Corporate debt	5.25%	DUE	08/01/2033	$196
DOMINION RESOURCES INC	Corporate debt	5.25%	DUE	08/01/2033	$123
DOMINION RESOURCES INC	Corporate debt	5.25%	DUE	08/01/2033	$177
DOW CHEMICAL COMPANY	Corporate debt	4.38%	DUE	11/15/2042	$62
DOW CHEMICAL COMPANY	Corporate debt	4.38%	DUE	11/15/2042	$83
DOW CHEMICAL COMPANY	Corporate debt	4.38%	DUE	11/15/2042	$79
DOWDUPONT INC	Corporate debt	5.32%	DUE	11/15/2038	$682
DUKE ENERGY CORP	Corporate debt	2.65%	DUE	09/01/2026	$513
DUKE ENERGY CORP	Corporate debt	2.65%	DUE	09/01/2026	$129
DUKE ENERGY CORP	Corporate debt	2.65%	DUE	09/01/2026	$194
DUKE ENERGY CORP	Corporate debt	2.65%	DUE	09/01/2026	$462
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$231

44

CIGNA 401(k) PLAN

EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$356
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$105
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$369
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$157
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$166
EQT CORP	Corporate debt	3.90%	DUE	10/01/2027	$762
EQT CORP	Corporate debt	7.00%	DUE	02/01/2030	$912
ERAC USA FINANCE COMPANY	Corporate debt	3.30%	DUE	12/01/2026	$1,439
ELECTRONIC ARTS INC	Corporate debt	2.95%	DUE	02/15/2051	$206
ELECTRONIC ARTS INC	Corporate debt	2.95%	DUE	02/15/2051	$284
ENABLE MIDSTREAM PARTNER	Corporate debt	4.40%	DUE	03/15/2027	$196
ENCANA CORP	Corporate debt	6.50%	DUE	08/15/2034	$656
ENCANA CORP	Corporate debt	6.50%	DUE	02/01/2038	$174
ENCANA CORP	Corporate debt	6.50%	DUE	02/01/2038	$124
ENCANA CORP	Corporate debt	6.50%	DUE	02/01/2038	$164
ENERGY TRANSFER PARTNERS	Corporate debt	6.50%	DUE	02/01/2042	$104
ENERGY TRANSFER PARTNERS	Corporate debt	6.50%	DUE	02/01/2042	$198
ENERGY TRANSFER PARTNERS	Corporate debt	6.50%	DUE	02/01/2042	$273
ENERGY TRANSFER PARTNERS	Corporate debt	6.12%	DUE	12/15/2045	$51
ENERGY TRANSFER PARTNERS	Corporate debt	4.20%	DUE	04/15/2027	$85
ENERGY TRANSFER PARTNERS	Corporate debt	4.20%	DUE	04/15/2027	$203
ENERGY TRANSFER PARTNERS	Corporate debt	4.20%	DUE	04/15/2027	$284
ENERGY TRANSFER LP	Corporate debt	6.75%	DUE	01/30/3100	$1,125
ENEL FINANCE INTL NV	Corporate debt	5.00%	DUE	06/15/2032	$899
ENERGY TRANSFER OPERATNG	Corporate debt	5.88%	DUE	01/15/2024	$376
ENERGY TRANSFER OPERATNG	Corporate debt	5.88%	DUE	01/15/2024	$8
ENLINK MIDSTREAM PARTNER	Corporate debt	4.85%	DUE	07/15/2026	$43
ENLINK MIDSTREAM PARTNER	Corporate debt	4.85%	DUE	07/15/2026	$10
ENLINK MIDSTREAM PARTNER	Corporate debt	4.85%	DUE	07/15/2026	$95
ENLINK MIDSTREAM PARTNER	Corporate debt	4.85%	DUE	07/15/2026	$80
ENSTAR GROUP LTD	Corporate debt	4.95%	DUE	06/01/2029	$320
ENSTAR GROUP LTD	Corporate debt	4.95%	DUE	06/01/2029	$320
ENSTAR GROUP LTD	Corporate debt	4.95%	DUE	06/01/2029	$352
ENSTAR FINANCE LLC	Corporate debt	5.75%	DUE	09/01/2040	$1,914
ENTERGY TEXAS INC	Corporate debt	1.50%	DUE	09/01/2026	$1,440
ENTERGY ARKANSAS LLC	Corporate debt	2.65%	DUE	06/15/2051	$648
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$29
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$29
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$24
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$82
ENTERPRISE PRODUCTS OPER	Corporate debt	5.25%	DUE	08/16/2077	$593
ENTERPRISE PRODUCTS OPER LLC	Corporate debt	5.38%	DUE	02/15/2078	$162

45

CIGNA 401(k) PLAN

ENTERPRISE PRODUCTS OPER LLC	Corporate debt	5.38%	DUE	02/15/2078	$135
ENTERPRISE PRODUCTS OPER LLC	Corporate debt	5.38%	DUE	02/15/2078	$250
EQUITABLE HOLDINGS INC	Corporate debt	4.95%	DUE	01/30/3100	$689
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$211
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$266
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$161
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$107
EXPEDIA GROUP INC	Corporate debt	4.62%	DUE	08/01/2027	$107
FIRST REPUBLIC BANK	Corporate debt	4.38%	DUE	08/01/2046	$402
FIRST REPUBLIC BANK	Corporate debt	4.38%	DUE	08/01/2046	$191
FIRST REPUBLIC BANK	Corporate debt	4.38%	DUE	08/01/2046	$115
FIRST REPUBLIC BANK	Corporate debt	4.38%	DUE	08/01/2046	$142
FIRST REPUBLIC BANK	Corporate debt	4.38%	DUE	08/01/2046	$440
FLEETBOSTON FINANCIAL CORP	Corporate debt	6.70%	DUE	07/15/2028	$554
FLORIDA POWER AND LIGHT	Corporate debt	4.12%	DUE	02/01/2042	$144
FLORIDA POWER AND LIGHT	Corporate debt	4.12%	DUE	02/01/2042	$78
FLORIDA POWER CORP	Corporate debt	6.40%	DUE	06/15/2038	$149
FLORIDA POWER CORP	Corporate debt	6.40%	DUE	06/15/2038	$111
FLORIDA POWER CORP	Corporate debt	6.40%	DUE	06/15/2038	$144
FORD MOTOR COMPANY	Corporate debt	3.25%	DUE	02/12/2032	$1,242
FORD MOTOR CREDIT CO LLC	Corporate debt	2.30%	DUE	02/10/2025	$1,190
GA GLOBAL FUNDING TRUST	Corporate debt	2.25%	DUE	01/06/2027	$759
GENERAL MOTORS CO	Corporate debt	4.20%	DUE	10/01/2027	$212
GENERAL MOTORS CO	Corporate debt	4.20%	DUE	10/01/2027	$118
GENERAL MOTORS CO	Corporate debt	4.20%	DUE	10/01/2027	$184
GENERAL MOTORS CO	Corporate debt	5.15%	DUE	04/01/2038	$122
GENERAL MOTORS CO	Corporate debt	5.15%	DUE	04/01/2038	$87
GENERAL MOTORS CO	Corporate debt	5.15%	DUE	04/01/2038	$113
GENERAL MOTORS CO	Corporate debt	6.80%	DUE	10/01/2027	$760
GENERAL MOTORS CO	Corporate debt	6.80%	DUE	10/01/2027	$384
GENERAL MOTORS FINL CO	Corporate debt	3.10%	DUE	01/12/2032	$934
GLOBAL NET LEASE/GLOBAL	Corporate debt	3.75%	DUE	12/15/2027	$262
GLOBAL NET LEASE/GLOBAL	Corporate debt	3.75%	DUE	12/15/2027	$1,170
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$810
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$357
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$237
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$59
GLOBAL ATLANTIC FIN CO	Corporate debt	3.12%	DUE	06/15/2031	$357
GLOBAL ATLANTIC	Corporate debt	4.70%	DUE	10/15/2051	$1,546
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$384
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$384
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$422

46

CIGNA 401(k) PLAN

GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$43
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$45
GLOBAL AIR LEASE CO LTD	Corporate debt	6.50%	DUE	09/15/2024	$46
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$106
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$240
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$186
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$293
GOLDMAN SACHS GROUP INC	Corporate debt	6.75%	DUE	10/01/2037	$399
GOLUB CAPITAL BDC	Corporate debt	3.38%	DUE	04/15/2024	$259
GOLUB CAPITAL BDC	Corporate debt	3.38%	DUE	04/15/2024	$595
GOLUB CAPITAL BDC	Corporate debt	3.38%	DUE	04/15/2024	$397
GOLUB CAPITAL BDC	Corporate debt	3.38%	DUE	04/15/2024	$288
GOLUB CAPITAL BDC	Corporate debt	2.50%	DUE	08/24/2026	$498
HSBC HOLDINGS PLC	Corporate debt	2.21%	DUE	08/17/2029	$626
HSBC HOLDINGS PLC	Corporate debt	2.21%	DUE	08/17/2029	$486
HSBC HOLDINGS PLC	Corporate debt	3.00%	DUE	03/10/2026	$1,007
HSBC HOLDINGS PLC	Corporate debt	7.35%	DUE	11/27/2032	$1,048
HSBC HOLDINGS PLC	Corporate debt	6.50%	DUE	09/15/2037	$374
HALLIBURTON CO	Corporate debt	5.00%	DUE	11/15/2045	$540
HANWHA LIFE INSURANCE	Corporate debt	3.38%	DUE	02/04/2032	$1,399
HEARTLAND FINANCIAL USA	Corporate debt	2.75%	DUE	09/15/2031	$692
HERCULES CAPITAL INC	Corporate debt	2.62%	DUE	09/16/2026	$1,271
HERCULES CAPITAL INC	Corporate debt	2.62%	DUE	09/16/2026	$125
HERCULES CAPITAL INC	Corporate debt	2.62%	DUE	09/16/2026	$384
HERCULES CAPITAL INC	Corporate debt	2.62%	DUE	09/16/2026	$562
HERCULES CAPITAL INC	Corporate debt	3.38%	DUE	01/20/2027	$600
SERVICE PROPERTIES TRUST	Corporate debt	4.50%	DUE	06/15/2023	$244
SERVICE PROPERTIES TRUST	Corporate debt	4.50%	DUE	06/15/2023	$133
SERVICE PROPERTIES TRUST	Corporate debt	4.95%	DUE	10/01/2029	$413
HOST HOTELS & RESORTS LP	Corporate debt	3.50%	DUE	09/15/2030	$397
HOST HOTELS & RESORTS LP	Corporate debt	3.50%	DUE	09/15/2030	$286
HOST HOTELS & RESORTS LP	Corporate debt	2.90%	DUE	12/15/2031	$281
HYUNDAI CAPITAL AMERICA	Corporate debt	1.50%	DUE	06/15/2026	$1,544
ICAHN ENTERPRISES FIN	Corporate debt	4.75%	DUE	09/15/2024	$439
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$416
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$227
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$123
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$255
IMPERIAL BRANDS FIN PLC	Corporate debt	3.88%	DUE	07/26/2029	$317
ING GROUP NV	Corporate debt	1.73%	DUE	04/01/2027	$677
INVITATION HOMES OP	Corporate debt	4.15%	DUE	04/15/2032	$315
IPALCO ENTERPRISES INC	Corporate debt	3.70%	DUE	09/01/2024	$179

47

CIGNA 401(k) PLAN

IPALCO ENTERPRISES INC	Corporate debt	3.70%	DUE	09/01/2024	$169
JBS USA FOOD FINANCE	Corporate debt	5.50%	DUE	01/15/2030	$232
JBS USA FOOD FINANCE	Corporate debt	5.50%	DUE	01/15/2030	$128
JBS USA FOOD FINANCE	Corporate debt	5.50%	DUE	01/15/2030	$575
JBS USA FOOD FINANCE	Corporate debt	5.50%	DUE	01/15/2030	$114
JBS USA FOOD FINANCE	Corporate debt	3.75%	DUE	12/01/2031	$173
JBS USA FOOD FINANCE	Corporate debt	3.62%	DUE	01/15/2032	$1,850
JPMORGAN CHASE & CO	Corporate debt	6.40%	DUE	05/15/2038	$125
JPMORGAN CHASE & CO	Corporate debt	6.40%	DUE	05/15/2038	$109
JPMORGAN CHASE & CO	Corporate debt	6.40%	DUE	05/15/2038	$131
JPMORGAN CHASE & CO	Corporate debt	5.60%	DUE	07/15/2041	$126
JPMORGAN CHASE & CO	Corporate debt	5.60%	DUE	07/15/2041	$101
JPMORGAN CHASE & CO	Corporate debt	5.60%	DUE	07/15/2041	$126
JPMORGAN CHASE & CO	Corporate debt	3.78%	DUE	02/01/2028	$468
JPMORGAN CHASE & CO	Corporate debt	3.78%	DUE	02/01/2028	$258
JPMORGAN CHASE & CO	Corporate debt	2.96%	DUE	05/13/2031	$488
JACKSON FINANCIAL INC	Corporate debt	3.12%	DUE	11/23/2031	$582
KKR GROUP FINAN CO VIII	Corporate debt	3.50%	DUE	08/25/2050	$283
KKR GROUP FIN CO X LLC	Corporate debt	3.25%	DUE	12/15/2051	$428
KEMPER CORP	Corporate debt	3.80%	DUE	02/23/2032	$1,404
KYOBO LIFE INSURANCE CO	Corporate debt	5.90%	DUE	06/15/2052	$1,456
KYOBO LIFE INSURANCE CO	Corporate debt	5.90%	DUE	06/15/2052	$927
LAS VEGAS SANDS CORP	Corporate debt	3.20%	DUE	08/08/2024	$404
LAS VEGAS SANDS CORP	Corporate debt	3.20%	DUE	08/08/2024	$352
LAS VEGAS SANDS CORP	Corporate debt	3.20%	DUE	08/08/2024	$487
LAZARD GROUP LLC	Corporate debt	3.62%	DUE	03/01/2027	$98
LAZARD GROUP LLC	Corporate debt	3.62%	DUE	03/01/2027	$93
LAZARD GROUP LLC	Corporate debt	4.50%	DUE	09/19/2028	$269
LAZARD GROUP LLC	Corporate debt	4.50%	DUE	09/19/2028	$255
LAZARD GROUP LLC	Corporate debt	4.38%	DUE	03/11/2029	$556
LEAR CORP	Corporate debt	3.55%	DUE	01/15/2052	$516
LEASEPLAN CORPORATION NV	Corporate debt	2.88%	DUE	10/24/2024	$470
LEASEPLAN CORPORATION NV	Corporate debt	2.88%	DUE	10/24/2024	$259
LEIDOS INC	Corporate debt	2.30%	DUE	02/15/2031	$571
LIBERTY MUTUAL GROUP INC	Corporate debt	4.12%	DUE	12/15/2051	$703
LINCOLN NATIONAL CORP	Corporate debt	9.25%	DUE	01/30/3100	$677
MPLX LP	Corporate debt	6.88%	DUE	01/30/3100	$321
MPLX LP	Corporate debt	6.88%	DUE	01/30/3100	$290
MPLX LP	Corporate debt	6.88%	DUE	01/30/3100	$336
MACQUARIE BANK LTD	Corporate debt	3.05%	DUE	03/03/2036	$376
MACQUARIE BANK LTD	Corporate debt	3.05%	DUE	03/03/2036	$224
MACQUARIE BANK LTD	Corporate debt	3.05%	DUE	03/03/2036	$747

48

CIGNA 401(k) PLAN

MAGALLANES INC	Corporate debt	4.28%	DUE	03/15/2032	$563
MAGALLANES INC	Corporate debt	4.28%	DUE	03/15/2032	$699
MARRIOTT INTERNATIONAL	Corporate debt	2.85%	DUE	04/15/2031	$606
MERRILL LYNCH & CO	Corporate debt	7.75%	DUE	05/14/2038	$176
MERRILL LYNCH & CO	Corporate debt	7.75%	DUE	05/14/2038	$176
MERRILL LYNCH & CO	Corporate debt	7.75%	DUE	05/14/2038	$193
METLIFE CAPITAL TRUST	Corporate debt	7.88%	DUE	12/15/2067	$487
MICROCHIP TECHNOLOGY INC	Corporate debt	0.97%	DUE	02/15/2024	$984
MIDAMERICAN ENERGY HOLDINGS	Corporate debt	6.12%	DUE	04/01/2036	$148
MIDAMERICAN ENERGY HOLDINGS	Corporate debt	6.12%	DUE	04/01/2036	$211
MIDAMERICAN ENERGY HOLDINGS	Corporate debt	6.12%	DUE	04/01/2036	$184
MIDAMERICAN ENERGY HOLDINGS	Corporate debt	6.12%	DUE	04/01/2036	$300
MOLSON COORS BEVERAGE CO	Corporate debt	5.00%	DUE	05/01/2042	$58
MOLSON COORS BEVERAGE CO	Corporate debt	5.00%	DUE	05/01/2042	$178
MOLSON COORS BEVERAGE CO	Corporate debt	5.00%	DUE	05/01/2042	$129
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$65
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$65
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$49
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$21
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$117
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$176
MOLSON COORS BEVERAGE CO	Corporate debt	4.20%	DUE	07/15/2046	$317
MORGAN STANLEY	Corporate debt	2.48%	DUE	09/16/2036	$587
MORGAN STANLEY	Corporate debt	4.21%	DUE	04/20/2028	$961
MORGAN STANLEY	Corporate debt	5.30%	DUE	04/20/2037	$595
MORGAN STANLEY	Corporate debt	3.22%	DUE	04/22/2042	$663
MUNICH RE	Corporate debt	5.88%	DUE	05/23/2042	$822
MYLAN NV	Corporate debt	5.25%	DUE	06/15/2046	$532
NBN CO LTD	Corporate debt	2.62%	DUE	05/05/2031	$795
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$20
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$11
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$36
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$9
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$12
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$175
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$140
NOV INC	Corporate debt	3.95%	DUE	12/01/2042	$220
NOV INC	Corporate debt	3.60%	DUE	12/01/2029	$370
NOV INC	Corporate debt	3.60%	DUE	12/01/2029	$203
NOV INC	Corporate debt	3.60%	DUE	12/01/2029	$198
NOV INC	Corporate debt	3.60%	DUE	12/01/2029	$281
NOV INC	Corporate debt	3.60%	DUE	12/01/2029	$280

49

CIGNA 401(k) PLAN

NOV INC	Corporate debt	3.60%	DUE	12/01/2029	$452
NOV INC	Corporate debt	3.60%	DUE	12/01/2029	$108
NETFLIX INC	Corporate debt	5.88%	DUE	11/15/2028	$839
NETFLIX INC	Corporate debt	5.88%	DUE	11/15/2028	$549
NEWELL BRANDS INC	Corporate debt	4.45%	DUE	04/01/2026	$393
NEWELL BRANDS INC	Corporate debt	4.45%	DUE	04/01/2026	$471
NEWELL BRANDS INC	Corporate debt	4.45%	DUE	04/01/2026	$156
NEWFIELD EXPLORATION	Corporate debt	5.38%	DUE	01/01/2026	$818
NEWFIELD EXPLORATION	Corporate debt	5.38%	DUE	01/01/2026	$451
NEXTERA ENERGY CAPITAL	Corporate debt	3.80%	DUE	03/15/2082	$1,306
NISOURCE FINANCE CORP	Corporate debt	5.80%	DUE	02/01/2042	$76
NISOURCE FINANCE CORP	Corporate debt	5.80%	DUE	02/01/2042	$237
NISOURCE FINANCE CORP	Corporate debt	3.95%	DUE	03/30/2048	$325
NISOURCE FINANCE CORP	Corporate debt	3.95%	DUE	03/30/2048	$176
NISOURCE FINANCE CORP	Corporate debt	3.95%	DUE	03/30/2048	$414
NISSAN MOTOR CO	Corporate debt	4.34%	DUE	09/17/2027	$764
NORDEA BANK AB	Corporate debt	4.62%	DUE	09/13/2033	$645
NORDEA BANK AB	Corporate debt	4.62%	DUE	09/13/2033	$355
NORFOLK SOUTHERN CORP	Corporate debt	4.05%	DUE	08/15/2052	$408
O'REILLY AUTOMOTIVE INC	Corporate debt	3.60%	DUE	09/01/2027	$383
O'REILLY AUTOMOTIVE INC	Corporate debt	3.60%	DUE	09/01/2027	$898
OCCIDENTAL PETROLEUM COR	Corporate debt	6.45%	DUE	09/15/2036	$740
OCCIDENTAL PETROLEUM COR	Corporate debt	6.45%	DUE	09/15/2036	$408
OHIO EDISON	Corporate debt	8.25%	DUE	10/15/2038	$120
OHIO EDISON	Corporate debt	8.25%	DUE	10/15/2038	$56
OMEGA HLTHCARE INVESTORS	Corporate debt	3.38%	DUE	02/01/2031	$773
ORACLE CORP	Corporate debt	6.90%	DUE	11/09/2052	$617
OWL ROCK CORE INCOME COR	Corporate debt	4.70%	DUE	02/08/2027	$1,194
PG&E WILDFIRE RECOVERY	Corporate debt	4.67%	DUE	12/01/2051	$713
PG&E WILDFIRE RECOVERY	Corporate debt	5.10%	DUE	06/01/2052	$2,242
PRA GROUP INC	Corporate debt	7.38%	DUE	09/01/2025	$1,063
PACIFIC GAS & ELECTRIC	Corporate debt	2.50%	DUE	02/01/2031	$359
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$16
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$77
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$25
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$306
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$269
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$88
PATTERSON UTI ENERGY INC	Corporate debt	3.95%	DUE	02/01/2028	$834
PATTERSON UTI ENERGY INC	Corporate debt	5.15%	DUE	11/15/2029	$725
PENNSYLVANIA ELECTRIC CO	Corporate debt	4.15%	DUE	04/15/2025	$288
PENNSYLVANIA ELECTRIC CO	Corporate debt	4.15%	DUE	04/15/2025	$144

50

CIGNA 401(k) PLAN

PENNSYLVANIA ELECTRIC CO	Corporate debt	4.15%	DUE	04/15/2025	$240
PENTAIR FINANCE SARL	Corporate debt	5.90%	DUE	07/15/2032	$1,593
PETROLEOS MEXICANOS	Corporate debt	6.38%	DUE	01/23/2045	$62
PETROLEOS MEXICANOS	Corporate debt	6.38%	DUE	01/23/2045	$34
PETROLEOS MEXICANOS	Corporate debt	5.35%	DUE	02/12/2028	$168
PETROLEOS MEXICANOS	Corporate debt	5.35%	DUE	02/12/2028	$105
PETROLEOS MEXICANOS	Corporate debt	5.35%	DUE	02/12/2028	$151
PIEDMONT OPERATING PARTN	Corporate debt	2.75%	DUE	04/01/2032	$283
PIEDMONT OPERATING PARTN	Corporate debt	2.75%	DUE	04/01/2032	$184
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$95
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$190
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$6
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$5
PLAINS ALL AMERICAN PIPELINE	Corporate debt	4.70%	DUE	06/15/2044	$164
PLAINS ALL AMERICAN PIPELINE	Corporate debt	3.80%	DUE	09/15/2030	$589
PRIME PROPERTYFUND LLC	Corporate debt	2.46%	DUE	10/13/2030	$396
PRIME PROPERTYFUND LLC	Corporate debt	2.56%	DUE	10/13/2032	$1,375
PRIME PROPERTYFUND LLC	Corporate debt	2.71%	DUE	10/13/2035	$266
PRUDENTIAL FINANCIAL INC	Corporate debt	5.62%	DUE	06/15/2043	$269
PRUDENTIAL FINANCIAL INC	Corporate debt	5.62%	DUE	06/15/2043	$248
PRUDENTIAL FINANCIAL INC	Corporate debt	5.62%	DUE	06/15/2043	$1,478
PRUDENTIAL FINANCIAL INC	Corporate debt	5.70%	DUE	09/15/2048	$685
PRUDENTIAL FINANCIAL INC	Corporate debt	5.70%	DUE	09/15/2048	$378
PUGET ENERGY INC	Corporate debt	2.38%	DUE	06/15/2028	$478
PUGET ENERGY INC	Corporate debt	5.76%	DUE	10/01/2039	$176
PUGET ENERGY INC	Corporate debt	5.76%	DUE	10/01/2039	$126
PUGET ENERGY INC	Corporate debt	5.76%	DUE	10/01/2039	$166
RENSANT CORP	Corporate debt	3.00%	DUE	12/01/2031	$1,280
REXFORD INDUSTRIAL REALTY	Corporate debt	2.12%	DUE	12/01/2030	$298
REXFORD INDUSTRIAL REALTY	Corporate debt	2.12%	DUE	12/01/2030	$242
REXFORD INDUSTRIAL REALTY	Corporate debt	2.12%	DUE	12/01/2030	$96
REYNOLDS AMERICAN INC	Corporate debt	5.85%	DUE	08/15/2045	$73
REYNOLDS AMERICAN INC	Corporate debt	5.85%	DUE	08/15/2045	$258
REYNOLDS AMERICAN INC	Corporate debt	5.85%	DUE	08/15/2045	$236
NATWEST GROUP PLC	Corporate debt	3.07%	DUE	05/22/2028	$2,687
SVB FINANCIAL GROUP	Corporate debt	4.10%	DUE	01/30/3100	$366
SVB FINANCIAL GROUP	Corporate debt	4.25%	DUE	01/30/3100	$1,106
SAMMONS FINANCIAL GROUP	Corporate debt	4.45%	DUE	05/12/2027	$232
SAMMONS FINANCIAL GROUP	Corporate debt	3.35%	DUE	4/16/2031	$1,912
SAMMONS FINANCIAL GROUP	Corporate debt	4.75%	DUE	04/08/2032	$609
SANDY SPRING BANCORP INC	Corporate debt	4.25%	DUE	11/15/2029	$1,257
SANTOS FINANCE LTD	Corporate debt	3.65%	DUE	04/29/2031	$796

51

CIGNA 401(k) PLAN

SANTOS FINANCE LTD	Corporate debt	3.65%	DUE	4/29/2031	$1,819
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$37
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$95
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$123
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$19
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$94
SMITHFIELD FOODS INC	Corporate debt	3.00%	DUE	10/15/2030	$56
SMITHFIELD FOODS INC	Corporate debt	2.62%	DUE	9/13/2031	$582
SMITHFIELD FOODS INC	Corporate debt	2.62%	DUE	9/13/2031	$395
SOCIETE GENERALE	Corporate debt	1.49%	DUE	12/14/2026	$757
SOCIETE GENERALE	Corporate debt	1.79%	DUE	6/9/2027	$834
SOUTHERN COPPER CORP	Corporate debt	6.75%	DUE	4/16/2040	$84
SOUTHERN COPPER CORP	Corporate debt	6.75%	DUE	4/16/2040	$112
SOUTHERN COPPER CORP	Corporate debt	6.75%	DUE	4/16/2040	$107
SPIRIT REALTY LP	Corporate debt	4.00%	DUE	7/15/2029	$222
SPIRIT REALTY LP	Corporate debt	4.00%	DUE	7/15/2029	$414
SPIRIT REALTY LP	Corporate debt	4.00%	DUE	7/15/2029	$414
SPIRIT REALTY LP	Corporate debt	4.00%	DUE	7/15/2029	$244
SPIRIT REALTY LP	Corporate debt	3.20%	DUE	1/15/2027	$107
SPIRIT REALTY LP	Corporate debt	3.20%	DUE	1/15/2027	$338
SPIRIT REALTY LP	Corporate debt	3.20%	DUE	1/15/2027	$187
SPIRIT REALTY LP	Corporate debt	3.40%	DUE	1/15/2030	$33
SPIRIT REALTY LP	Corporate debt	2.70%	DUE	2/15/2032	$267
SPRINT CAPITAL CORP	Corporate debt	6.88%	DUE	11/15/2028	$1,352
SPRINT CAPITAL CORP	Corporate debt	8.75%	DUE	3/15/2032	$874
SPRINT CORP	Corporate debt	7.62%	DUE	3/1/2026	$1,526
SYNGENTA FINANCE NV	Corporate debt	4.44%	DUE	4/24/2023	$308
SYNGENTA FINANCE NV	Corporate debt	4.44%	DUE	4/24/2023	$140
SYNGENTA FINANCE NV	Corporate debt	4.44%	DUE	4/24/2023	$259
TPG SPECIALTY LENDING IN	Corporate debt	3.88%	DUE	11/1/2024	$1,127
TPG SPECIALTY LENDING IN	Corporate debt	3.88%	DUE	11/1/2024	$366
TARGA RESOURCES PARTNERS	Corporate debt	6.88%	DUE	1/15/2029	$271
TARGA RESOURCES PARTNERS	Corporate debt	6.88%	DUE	1/15/2029	$974
TARGA RESOURCES PARTNERS	Corporate debt	6.88%	DUE	1/15/2029	$271
TIAA REAL ESTATE CDO LTD	Corporate debt	4.27%	DUE	5/15/2047	$374
TECK RESOURCES LTD	Corporate debt	6.00%	DUE	8/15/2040	$265
TECK RESOURCES LTD	Corporate debt	6.00%	DUE	8/15/2040	$124
TEXAS ELECTRIC MKT STABL	Corporate debt	5.16%	DUE	2/1/2050	$1,460
TIME WARNER CABLE INC	Corporate debt	6.75%	DUE	6/15/2039	$167
TIME WARNER CABLE INC	Corporate debt	6.75%	DUE	6/15/2039	$120
TIME WARNER CABLE INC	Corporate debt	5.88%	DUE	11/15/2040	$87
TIME WARNER CABLE INC	Corporate debt	5.88%	DUE	11/15/2040	$87

52

CIGNA 401(k) PLAN

TIMKEN CO	Corporate debt	4.50%	DUE	12/15/2028	$1,195
TORONTO DOMINION BANK	Corporate debt	8.12%	DUE	10/31/2082	$1,408
TRITON CONTAINER	Corporate debt	2.05%	DUE	4/15/2026	$1,430
UBS GROUP AG	Corporate debt	4.75%	DUE	5/12/2028	$600
UBS GROUP AG	Corporate debt	4.75%	DUE	5/12/2028	$863
UNITED AIRLINES	Corporate debt	5.88%	DUE	4/15/2029	$1,070
UNITED AIRLINES	Corporate debt	4.60%	DUE	9/1/2027	$60
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	3/8/2044	$384
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	3/8/2044	$243
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	3/8/2044	$348
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	3/8/2044	$143
UNITED MEXICAN STATES	Corporate debt	4.75%	DUE	3/8/2044	$279
VALE OVERSEAS LTD	Corporate debt	6.88%	DUE	11/21/2036	$85
VALE OVERSEAS LTD	Corporate debt	6.88%	DUE	11/21/2036	$106
VALE OVERSEAS LTD	Corporate debt	6.88%	DUE	11/21/2036	$106
VALE OVERSEAS LTD	Corporate debt	6.88%	DUE	11/21/2036	$372
VALLEY NATIONAL BANCORP	Corporate debt	5.25%	DUE	6/15/2030	$2,889
VERIZON COMMUNICATIONS	Corporate debt	2.99%	DUE	10/30/2056	$527
VERIZON COMMUNICATIONS	Corporate debt	2.99%	DUE	10/30/2056	$209
VERIZON COMMUNICATIONS	Corporate debt	2.99%	DUE	10/30/2056	$213
VIATRIS INC	Corporate debt	1.65%	DUE	6/22/2025	$664
VIATRIS INC	Corporate debt	1.65%	DUE	6/22/2025	$560
VIRGINIA ELECTRIC & POWER CO	Corporate debt	8.88%	DUE	11/15/2038	$145
VIRGINIA ELECTRIC & POWER CO	Corporate debt	8.88%	DUE	11/15/2038	$329
VIRGINIA ELECTRIC & POWER CO	Corporate debt	8.88%	DUE	11/15/2038	$264
VITERRA FINANCE BV	Corporate debt	3.20%	DUE	4/21/2031	$166
VITERRA FINANCE BV	Corporate debt	3.20%	DUE	4/21/2031	$509
VODAFONE GROUP PLC	Corporate debt	5.25%	DUE	5/30/2048	$276
VODAFONE GROUP PLC	Corporate debt	5.25%	DUE	5/30/2048	$166
VODAFONE GROUP PLC	Corporate debt	5.25%	DUE	5/30/2048	$166
VODAFONE GROUP PLC	Corporate debt	5.25%	DUE	5/30/2048	$61
WEA FINANCE LLC UK	Corporate debt	3.75%	DUE	9/17/2024	$756
WEA FINANCE LLC UK	Corporate debt	3.75%	DUE	9/17/2024	$342
WEA FINANCE LLC UK	Corporate debt	3.75%	DUE	9/17/2024	$438
WEA FINANCE LLC	Corporate debt	2.88%	DUE	1/15/2027	$769
WEA FINANCE LLC	Corporate debt	2.88%	DUE	1/15/2027	$78
WEA FINANCE LLC	Corporate debt	2.88%	DUE	1/15/2027	$150
WEA FINANCE LLC	Corporate debt	2.88%	DUE	1/15/2027	$314
WEA FINANCE LLC	Corporate debt	2.88%	DUE	1/15/2027	$80
TRADEMARK ROYALTY 2021	Corporate debt	0.01%	DUE	1/31/2050	$3,656
TFORCE HOLDINGS INC	Corporate debt	3.15%	DUE	1/5/2029	$3,241
TFORCE HOLDINGS INC	Corporate debt	3.25%	DUE	1/5/2031	$876

53

CIGNA 401(k) PLAN

WATERS CORPORATION	Corporate debt	2.25%	DUE	3/3/2031	$2,895
FIRST GAS LIMITED	Corporate debt	2.32%	DUE	3/23/2031	$3,956
HAWAIIAN ELECTRIC COMPANY	Corporate debt	3.28%	DUE	12/30/2040	$3,605
BAIN CAPITAL HOLDINGS LP	Corporate debt	2.69%	DUE	4/15/2033	$3,884
ENVASES UNIVERSALES DE MEXICO	Corporate debt	3.15%	DUE	2/9/2028	$4,468
J P MORGAN ASSET MANAGEMENT S	Corporate debt	2.55%	DUE	1/7/2031	$4,008
SENIOR UNSECURED NOTES	Corporate debt	2.94%	DUE	12/18/2032	$3,776
CENTERPOINT PROPERTIES TRUST	Corporate debt	2.83%	DUE	10/28/2030	$4,032
NATIONAL HOCKEY LEAGUE NHL	Corporate debt	2.82%	DUE	1/6/2026	$3,711
DYAL CAPITAL PARTNERS	Corporate debt	3.65%	DUE	2/22/2041	$2,136
DYAL CAPITAL PARTNERS IV	Corporate debt	3.65%	DUE	2/22/2041	$1,150
WEIR GROUP PLC THE	Corporate debt	2.20%	DUE	5/13/2026	$1,575
WESTERN & SOUTHERN LIFE	Corporate debt	3.75%	DUE	4/28/2061	$623
XSTRATA FINANCE CANADA	Corporate debt	5.55%	DUE	10/25/2042	$24
XSTRATA FINANCE CANADA	Corporate debt	5.55%	DUE	10/25/2042	$98
XSTRATA FINANCE CANADA	Corporate debt	5.55%	DUE	10/25/2042	$28
XSTRATA FINANCE CANADA	Corporate debt	5.55%	DUE	10/25/2042	$89
XSTRATA FINANCE CANADA	Corporate debt	5.55%	DUE	10/25/2042	$130
XLIT LTD	Corporate debt	5.5%	DUE	3/31/2045	$191
XLIT LTD	Corporate debt	5.5%	DUE	3/31/2045	$119
XLIT LTD	Corporate debt	5.5%	DUE	3/31/2045	$172
YARA INTERNATIONAL ASA	Corporate debt	3.8%	DUE	6/6/2026	$1,199
MIZRAHI TEFAHOT BANK LTD	Corporate debt	3.08%	DUE	4/7/2031	$1,447
BANK HAPOALIM	Corporate debt	3.26%	DUE	1/21/2032	$1,379
CHANEL LIMITED	Corporate debt	2.45%	DUE	10/13/2030	$3,746
FNMA	Fed Agency	2.5%	DUE	4/1/2044	$2,563
FNMA	Fed Agency	3%	DUE	1/15/2043	$1,536
FNMA	Fed Agency	3.5%	DUE	1/15/2041	$5,089
FNMA	Fed Agency	4%	DUE	4/1/2040	$15,620
FNMA	Fed Agency	4.5%	DUE	1/1/2040	$13,201
FNMA	Fed Agency	5%	DUE	1/1/2040	$6,582
GNMA II	Fed Agency	3%	DUE	12/15/2043	$15,594
GNMA II	Fed Agency	4.5%	DUE	1/23/2041	$3,248
5 YR US TR NOTES	Futures	—%	DUE	4/5/2023	$(5)
5 YR US TR NOTES	Futures	—%	DUE	4/5/2023	$38
5 YR US TR NOTES	Futures	—%	DUE	4/5/2023	$3
2 YR US TR NOTES	Futures	—%	DUE	4/5/2023	$(8)
20 YR US TR BONDS	Futures	—%	DUE	3/31/2023	$4
20 YR US TR BONDS	Futures	—%	DUE	3/31/2023	$(14)
20 YR US TR BONDS	Futures	—%	DUE	3/31/2023	$(112)
20 YR US TR BONDS	Futures	—%	DUE	3/31/2023	$(124)
US ULTRA T-BOND	Futures	0.00%	DUE	3/31/2023	$176

54

CIGNA 401(k) PLAN

US ULTRA T-BOND	Futures	0.00%	DUE	3/31/2023	$(48)
US 10YR ULTRA FUT JUN16	Futures	0.00%	DUE	3/31/2023	$39
US 10YR ULTRA FUT JUN16	Futures	0.00%	DUE	3/31/2023	$51
FHLMC	Mortgage Backed	0.03%	DUE	3/1/2052	$2,241
FHLMC	Mortgage Backed	0.04%	DUE	8/1/2052	$3,919
FHLMC	Mortgage Backed	0.04%	DUE	9/1/2052	$2,441
FHLMC	Mortgage Backed	0.02%	DUE	12/1/2050	$978
FHLMC	Mortgage Backed	0.02%	DUE	1/1/2051	$2,046
FHLMC	Mortgage Backed	0.03%	DUE	7/1/2051	$5,378
FHLMC	Mortgage Backed	0.03%	DUE	7/1/2051	$5,354
FNMA	Mortgage Backed	0.05%	DUE	6/1/2048	$575
FNMA	Mortgage Backed	0.04%	DUE	6/1/2050	$2,358
FNMA	Mortgage Backed	0.03%	DUE	4/1/2052	$3,438
FNMA	Mortgage Backed	0.03%	DUE	4/1/2052	$4,078
FNMA	Mortgage Backed	0.04%	DUE	6/1/2052	$7,008
FNMA	Mortgage Backed	0.05%	DUE	6/1/2052	$4,956
FNMA	Mortgage Backed	0.05%	DUE	7/1/2052	$4,145
FNMA	Mortgage Backed	0.04%	DUE	08/01/2050	$74
FNMA	Mortgage Backed	0.03%	DUE	09/01/2051	$1,192
FNMA	Mortgage Backed	0.03%	DUE	10/01/2051	$3,363
FNMA	Mortgage Backed	0.03%	DUE	10/01/2051	$2,473
FNMA	Mortgage Backed	0.03%	DUE	03/01/2052	$2,280
FNMA	Mortgage Backed	0.03%	DUE	04/01/2052	$6,248
FNMA	Mortgage Backed	0.04%	DUE	02/01/2043	$2,258
FNMA	Mortgage Backed	0.03%	DUE	06/01/2032	$363
FNMA	Mortgage Backed	3.00%	DUE	8/1/2032	$150
FNMA	Mortgage Backed	3.50%	DUE	12/1/2047	$2,158
FNMA	Mortgage Backed	5.00%	DUE	6/1/2048	$174
GNMA II	Mortgage Backed	3.50%	DUE	3/20/2047	$1,925
GNMA II	Mortgage Backed	3.00%	DUE	11/20/2049	$2,310
GNMA II	Mortgage Backed	3.00%	DUE	7/20/2049	$1,289
GNMA II	Mortgage Backed	3.00%	DUE	1/20/2050	$2,385
CALIFORNIA STATE	Municipals	7.55%	DUE	4/1/2039	$253
LOUISIANA ST LOCAL GOVT ENVRNM	Municipals	4.47%	DUE	8/1/2039	$1,489
NEW YORK ST DORM AUTH ST PERSO	Municipals	3.19%	DUE	2/15/2043	$149
NORTHSTAR EDU FIN INC DE	Municipals	4.65%	DUE	4/1/2042	$1,575
BCM SWAPTION	Options	2.94%	DUE	12/13/2032	$917
BCM SWAPTION	Options	2.44%	DUE	12/13/2032	$84
BCM SWAPTION	Options	2.62%	DUE	1/31/2033	$105
BCM SWAPTION	Options	3.12%	DUE	1/31/2033	$919
SELECTIVE INSURANCE GROU	Preferred Stock	—%	DUE	1/31/3100	$1,025
STATE STREET STIF	Sweep Investment	—%	DUE	N/A	$2,543

55

CIGNA 401(k) PLAN

STATE STREET STIF	Sweep Investment	—%	DUE	N/A	$2,691
STATE STREET STIF	Sweep Investment	—%	DUE	N/A	$1,559
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$992
US TREASURY N B	US Govt Bonds	2.25%	DUE	8/15/2049	$1,808
OTHER ASSETS					$(58,015)
TOTAL MASSMUTUAL STABLE VALUE					$578,034
• NOTES RECEIVABLE FROM PARTICIPANTS	Participant Loans	2.36% to 9.75% Maturities through 2050			$146,070
• Indicates party-in-interest to the plan. All investments are participant directed; therefore, cost value has been omitted.

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Required Information

Financial statements and schedules for the Cigna 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2023

Cigna 401(k) PLAN

By:	/s/ Jill Vaslow
Jill Vaslow
Plan Administrator

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Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith

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